                                                       This filing is made
                                                       pursuant to Rule
                                                       424(b)(2) under the
                                                       Securities Act of 1933
                                                       in connection with
                                                       Registration No. 33-62165


PROSPECTUS SUPPLEMENT
(To Prospectus dated February 28, 1996)


                               1,305,000 PEPS SM
                    Premium Equity Participating Securities
                            The Times Mirror Company
                         4 1/4% PEPS DUE MARCH 15, 2001
                            ------------------------

         Amount Payable at Maturity Determined by Reference to the per
                         Share Price of Common Stock of
                      Netscape Communications Corporation

                            ------------------------

   The issue price (the "Issue Price") of each of the 4 1/4% Premium Equity Participating Securities Due March 15, 2001 (the "PEPS") of The Times Mirror Company (the "Company") being offered hereby will be $39 1/4. The PEPS will mature on March 15, 2001 (subject to extension upon the occurrence of Non-Trading Days (as defined herein), but in no event later than March 21,
2001). See "Description of Securities -- General" and "-- Extension for Non-Trading Days" in this Prospectus Supplement.

   The amount of cash payable at maturity with respect to each PEPS will equal the average Market Price (as defined herein) of one share of the common stock, par value $0.0001 per share (the "Netscape Common Stock"), of Netscape Communications Corporation ("Netscape") for the 10 Trading Days (as defined herein) ending on the second Business Day (as defined herein) prior to maturity, subject to adjustment as a result of certain dilution events involving Netscape. See "Description of Securities -- General" and "-- Dilution Adjustments" in this Prospectus Supplement. Interest on each PEPS will be payable quarterly in arrears on each March 15, June 15, September 15 and December 15 until maturity or redemption, as the case may be, beginning June 15, 1996, and on the Maturity Date (as defined herein) and the Redemption Date (as defined herein), at the rate of 4 1/4% of the Issue Price per annum (or $1.668 per annum). See "Description of Securities -- Interest" in this Prospectus Supplement.

   At any time after December 15, 2000, the Company will be entitled to redeem all, or from time to time any part, of the outstanding PEPS for cash in an amount per PEPS equal to the product of the Redemption Ratio (as defined herein) and the average Market Price of one share of the Netscape Common Stock for the 10 Trading Days (the "Market Value") ending on the second Business Day prior to the Redemption Date plus cash in an amount equal to all unpaid interest, whether or not accrued, that would have been payable on the PEPS through the Maturity Date. The Redemption Ratio will be calculated as of the Redemption Notice Date (as defined herein) and will equal (a) if the Market Value of the Netscape Common Stock is less than the Issue Price, 1.0000, (b) if such Market Value is equal to or greater than the Issue Price but less than or equal to $45.14 (the "Threshold Appreciation Price"), a fraction the numerator of which is the Issue Price and the denominator of which is such Market Value and (c) if such Market Value is greater than the Threshold Appreciation Price, 0.8696. In certain events relating to the delisting of the Netscape Common Stock, the PEPS are subject to mandatory redemption. See "Description of Securities -- General,"
"-- Optional Redemption," "-- Redemption Procedures" and "-- Mandatory Redemption; Delisting of the Netscape Common Stock" in this Prospectus Supplement.

   The Netscape Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "NSCP." On March 13, 1996, the last reported sale price of the Netscape Common Stock was $43 3/8.

                            ------------------------

          SEE "RISK FACTORS" ON PAGES S-4 THROUGH S-6 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

          Netscape is neither affiliated with the Company nor involved in this offering of the PEPS.
  See "Risk Factors -- Lack of Affiliation Between the Company and Netscape."

                            ------------------------

              The PEPS have been approved for listing on the NYSE,
                    subject to official notice of issuance.
         The NYSE symbol for the PEPS is "TME." Prior to this offering, there has been no public market for the PEPS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
          SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE
                    CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                              PRICE $39 1/4 A PEPS

                            ------------------------

                                                          UNDERWRITING
                                  PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                 PUBLIC(1)               COMMISSIONS(2)            COMPANY(1)(3)
                                 ---------               --------------            -------------
Per PEPS.................           $39.25                   $1.18                     $38.07
  Total(4)...............        $51,221,250               $1,539,900               $49,681,350

------------

   (1) Plus accrued interest from March 19, 1996, if any.
   (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
   (3) Before deducting expenses payable by the Company estimated at $335,000.
   (4) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to an aggregate of 195,000 additional PEPS at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $58,875,000, $1,770,000, and $57,105,000, respectively. See "Underwriters."

    The PEPS are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to the approval of certain legal matters with respect to the offering by Davis Polk & Wardwell and Latham & Watkins, co-counsel for the Underwriters. It is expected that delivery of the PEPS will be made on or about March 19, 1996, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

                              MORGAN STANLEY & CO.
                                  Incorporated
March 13, 1996

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
            PROSPECTUS SUPPLEMENT
Netscape Communications Corporation....    S-3
Risk Factors...........................    S-4
Price Range and Dividend History of the
  Netscape Common Stock................    S-6
Use of Proceeds........................    S-6
Hedging................................    S-7
The Company............................    S-7
Recent Developments....................    S-7
Ratios and Pro Forma Ratios............   S-12
Capitalization and Pro Forma
  Capitalization.......................   S-13
Description of Securities..............   S-14
Certain United States Federal Income
  Tax Considerations...................   S-20
Underwriters...........................   S-23

                                          PAGE
                                          ----
                 PROSPECTUS
Available Information..................      2
Incorporation of Certain Documents by
  Reference............................      2
The Company............................      3
Use of Proceeds........................      3
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Fixed Charges
  and Preferred Stock Dividends........      3
Description of Debt Securities.........      3
Description of Capital Stock...........      8
Description of Warrants................     18
Plan of Distribution...................     19
Certain Legal Matters..................     19
Experts................................     19

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PEPS OFFERED HEREBY AND THE NETSCAPE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THE PROSPECTUS OR IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT NOR ANY SALE MADE THEREUNDER OR HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF. THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

             "PEPS" is a service mark of Morgan Stanley Group Inc.

                            ------------------------

     The following is included for compliance with Florida blue sky laws:
Jeppesen & Co., GmbH, a wholly owned subsidiary of the Company organized under the laws of Germany, sells airway manuals and revision services to the Cuban government-owned airline, Cubana deAviacion, on an ongoing basis. In 1995, such sales resulted in revenues of approximately $224,000. In 1989, Jeppesen Sanderson, Inc., a wholly owned subsidiary of the Company ("Jeppesen"), obtained a formal ruling from the United States Department of Commerce Bureau of Export Administration that Jeppesen's flight charts and navigational data tapes are eligible for export to any country in the world without restriction or prior clearance pursuant to a general license. The general license operates to license the Company's activities under or to exempt the Company's activities through its affiliates from prohibitions of the Cuban Democracy Act of 1992, the Trading with the Enemy Act, the Cuban Liberty and Democratic Solidarity Act of 1996 and the U.S. Treasury Assets Control Regulations with respect to such flight charts and navigational data. The information provided in this paragraph is accurate as of the date of this Prospectus Supplement. As of the date of this Prospectus Supplement the Company has not made any filings with the Florida Department of Banking and Finance pursuant to Florida Statutes Section 517.075(3). The Company intends to make any filings required by such section in the future, and when any such filings are made, current information concerning the dealings of the Company's affiliates with the government of Cuba and other persons or affiliates located in Cuba may be obtained from the Florida Department of Banking and Finance, at 1313 N. Tampa, Tampa, Florida 33602, phone (813) 272-2565. The foregoing filings are required by the Florida blue sky laws.

                      NETSCAPE COMMUNICATIONS CORPORATION

     According to publicly available documents, Netscape Communications Corporation ("Netscape"), a corporation organized under the laws of the state of Delaware, develops, markets and supports open client, server and integrated applications software that enables information exchange and commerce over the Internet and private Internet Protocol networks. Netscape filed a Registration Statement on Form S-1 (file no. 33-93862), effective August 8, 1995, with the Securities and Exchange Commission (the "Commission") in connection with the initial public offering of the Netscape Common Stock. Netscape is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and required to file reports and other information with the Commission. Copies of such registration statement, reports and other information may be inspected and copied at certain offices of the Commission specified under "Available Information" in the accompanying Prospectus in the context of the Company's information filed with the Commission and at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C., 20006.

     THIS PROSPECTUS SUPPLEMENT RELATES ONLY TO THE PEPS OFFERED HEREBY AND DOES NOT RELATE TO THE NETSCAPE COMMON STOCK OR OTHER SECURITIES OF NETSCAPE. ALL DISCLOSURES CONTAINED IN THIS PROSPECTUS SUPPLEMENT REGARDING NETSCAPE ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. THE COMPANY HAS NOT PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS NOR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO THE INFORMATION PROVIDED THEREIN, NOR HAS ANY OF THE UNDERWRITERS MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO THE INFORMATION PROVIDED THEREIN IN CONNECTION WITH THE OFFERING OF THE PEPS HEREBY. NEITHER THE COMPANY NOR ANY OF THE UNDERWRITERS MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING NETSCAPE ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF THE NETSCAPE COMMON STOCK (AND THEREFORE THE ISSUE PRICE OF THE
PEPS) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING NETSCAPE COULD AFFECT THE AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION WITH RESPECT TO THE PEPS AND THEREFORE THE TRADING PRICES OF THE PEPS.

     NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY PURCHASER OF PEPS AS TO THE PERFORMANCE OF NETSCAPE, THE NETSCAPE COMMON STOCK OR OTHER SECURITIES OF NETSCAPE.

                                  RISK FACTORS

     Prospective holders of the PEPS should carefully consider, in addition to the other information set forth in this Prospectus Supplement, the following:

COMPARISON TO OTHER DEBT SECURITIES

     The terms of the PEPS differ from those of other debt securities in that the amount payable at maturity or redemption is not fixed, but is based on the price of the Netscape Common Stock. There can be no assurance that the amount payable at maturity or redemption will be equal to or greater than the Issue Price. If the Market Value of the Netscape Common Stock at maturity or redemption is less than the Issue Price, the amount payable at maturity or redemption will also be less than the Issue Price, in which case an investment in the PEPS may result in a loss. In addition, if the Market Value of the Netscape Common Stock at redemption is greater than the Issue Price, the amount payable at redemption will be less than the Market Value, and holders of the PEPS will not realize all or, in certain cases, any of the appreciation of the Netscape Common Stock.

EFFECT OF SALES OF THE NETSCAPE COMMON STOCK ON THE MARKET FOR THE PEPS

     The Company currently holds 1,777,780 shares of the Netscape Common Stock. It is the Company's present intention to hold until prior to the Maturity Date or the Redemption Date a number of shares of the Netscape Common Stock (after certain dilution adjustments) equal to the number of the PEPS outstanding, and to sell such shares during the 10 Trading Days ending on the second Business Day prior to the Maturity Date or Redemption Date, as the case may be, to pay the amount due upon maturity or redemption of the PEPS. Although no assurance can be given that such sales of the Netscape Common Stock will not adversely affect the market for the Netscape Common Stock or the amount due at maturity or upon redemption of the PEPS, the Company has no reason to believe that these sales will have such an effect. The Company, however, is not obligated to hold the Netscape Common Stock for any period or to sell the Netscape Common Stock prior to the Maturity Date or the Redemption Date, and the Netscape Common Stock is not subject to any lien, negative pledge or other restriction on disposition or encumbrance in favor of the holders of the PEPS. See "Hedging" in this Prospectus Supplement.

LACK OF AFFILIATION BETWEEN THE COMPANY AND NETSCAPE

     The Company is not affiliated with Netscape (other than as a stockholder of the Netscape Common Stock) and as of the date of this Prospectus Supplement the Company does not have any material non-public information concerning Netscape. Although the Company has no knowledge that any of the corporate events described below under "-- Dilution of the Netscape Common Stock" are currently being contemplated by Netscape, such corporate events are beyond the Company's ability to control and are difficult to predict. Although the Company has no reason to believe the information concerning Netscape included or referred to herein is not reliable, neither the Company nor any of the Underwriters warrants that there have not occurred events, not yet publicly disclosed by Netscape, that would affect either the accuracy or completeness of the information concerning Netscape included or referred to herein. See "Netscape Communications Corporation" in this Prospectus Supplement. Netscape is not involved in the offering of the PEPS and has no obligations with respect to the PEPS, including any obligation to take the interests of the Company (other than as a stockholder of the Netscape Common Stock) or of holders of the PEPS into consideration for any reason or under any circumstance. Netscape will not receive any of the proceeds of the offering of the PEPS made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of the PEPS offered hereby or the determination or calculation of the amount to be paid to holders of the PEPS at maturity or upon redemption. Netscape is not involved with the administration, marketing or trading of the PEPS nor in the preparation of this Prospectus Supplement and has no obligations with respect to the amount to be paid to holders of the PEPS at maturity or upon redemption. Holders of the PEPS will not be entitled to any rights, including voting rights or any cash dividends (although amounts payable in respect of the PEPS will be subject to certain adjustments in the case of Extraordinary Cash Dividends (as defined below)) with respect to the Netscape Common Stock.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

     It is not possible to predict how the PEPS will trade in the secondary market or whether such market will be liquid or illiquid. The PEPS have been approved for listing on the NYSE, subject to official notice of issuance. However, there can be no assurance that the PEPS will not later be delisted or that trading in the PEPS on the NYSE will not be suspended. In the event of a delisting or suspension of trading on the NYSE, the Company will use its best efforts to list the PEPS on another national securities exchange. The PEPS will not be redeemable or exchangeable as a result of any such delisting or suspension of trading. If the PEPS are not listed or traded on any United States national securities exchange or through the facilities of a United States national securities system, or if trading of the PEPS is suspended, pricing information for the PEPS may be more difficult to obtain, and the liquidity and market prices of the PEPS may be adversely affected.

RELATIONSHIP OF THE PEPS AND THE NETSCAPE COMMON STOCK

     The market price of the PEPS at any time is expected to be affected primarily by changes in the price of the Netscape Common Stock. As indicated in "Price Range and Dividend History of the Netscape Common Stock" in this Prospectus Supplement, the price of the Netscape Common Stock has been volatile since its initial public offering on August 9, 1995 and may exhibit more or less volatility during the term of the PEPS. It is impossible to predict whether the price of the Netscape Common Stock will rise or fall. Trading prices of the Netscape Common Stock will be influenced by, among other things, Netscape's financial condition, results of operations and prospects, factors over which the Company has no control. The historical market prices of the Netscape Common Stock should not be taken as an indication of the Netscape Common Stock's future performance during the term of the PEPS.

EFFECT OF THE PEPS ON THE MARKET FOR THE NETSCAPE COMMON STOCK

     Any market that develops for the PEPS may influence the market for the Netscape Common Stock. For example, the price of shares of the Netscape Common Stock could become more volatile and could be depressed by the sale of the PEPS, by investors' anticipation of the potential distribution into the market of substantial additional amounts of the Netscape Common Stock by the Company or otherwise, by possible sales of the Netscape Common Stock by investors who view the PEPS as a more attractive means of equity participation in Netscape and by hedging or arbitrage trading activity that may develop involving the PEPS and shares of the Netscape Common Stock.

DILUTION OF THE NETSCAPE COMMON STOCK

     The amount payable at maturity or redemption with respect to the PEPS is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, Extraordinary Cash Dividends and certain other events or actions of Netscape that affect Netscape's capital structure. See "Description of Securities -- Dilution Adjustments" in this Prospectus Supplement. The amount payable at maturity or redemption of the PEPS is not adjusted for certain other events, such as offerings of the Netscape Common Stock for cash, or business acquisitions by Netscape with the Netscape Common Stock that may adversely affect the price of the Netscape Common Stock and may adversely affect the trading price of and market value of the PEPS. There can be no assurance that Netscape will not make offerings of the Netscape Common Stock or other equity securities or such business acquisitions in the future.

DELISTING OF THE NETSCAPE COMMON STOCK

     The PEPS will be subject to mandatory redemption on the Business Day immediately preceding the first day (the "Delisting Date") on which the Netscape Common Stock (or equity securities comprising more than 25% of the fair market value (as determined in good faith by the Board of Directors of the Company on the date any such equity security is distributed and on the date any such equity security is delisted) of the Reference Property Relating to One PEPS (as defined below)) is not listed on any United States national securities exchange or United States national securities system subject to last sale reporting or is permanently suspended from trading (within the meaning of the Exchange Act and the rules and regulations thereunder) on each such securities exchange and securities system on which it is then listed. See "Description of Securities -- Mandatory Redemption; Delisting of the Netscape Common Stock" in this Prospectus Supplement. If a Delisting Date occurs, investors would realize a net total return on the PEPS which may be materially lower than anticipated. Moreover, it is possible that if a Delisting Date were to occur, it might occur at a time when the price of the Netscape Common Stock or equity security of any Netscape Successor, as the case may be, is materially lower than the Issue Price. In such case, the amount payable upon mandatory redemption of the PEPS would be less, resulting in a loss on an investment in the PEPS. No assurance may be given that a Delisting Date will not occur.

OTHER CONSIDERATIONS

     It is suggested that prospective investors who consider purchasing the PEPS should reach an investment decision only after carefully considering with their advisors the suitability of an investment in the PEPS in light of their particular circumstances. Investors should also consider the tax consequences of investing in the PEPS. See "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

         PRICE RANGE AND DIVIDEND HISTORY OF THE NETSCAPE COMMON STOCK

     The Netscape Common Stock is listed and began trading on Nasdaq on August 9, 1995 under the symbol "NSCP." The following table sets forth the high and low last reported sale prices per share of the Netscape Common Stock on Nasdaq for the periods indicated. The last reported sale price per share of the Netscape Common Stock on March 13, 1996 was $43.375. The last reported sale prices per share of the Netscape Common Stock listed below are furnished as a matter of information only and have been derived from publicly disseminated information that the Company has no reason to believe is inaccurate. Neither the Company nor any of the Underwriters makes any representation as to the accuracy of such information. The historical prices of the Netscape Common Stock should not be taken as an indication of future performance, and no assurance can be given that the price of the Netscape Common Stock will not decrease so that the beneficial owners of the PEPS will receive at maturity or upon redemption an amount of cash based on the price of the Netscape Common Stock that is less than the Issue Price of the PEPS. Nor can assurance be given that the price of the Netscape Common Stock will increase above the Threshold Appreciation Price so that at maturity or upon redemption the beneficial owners of the PEPS will receive an amount in excess of the Issue Price of the PEPS. Fluctuations in or levels of the sales prices that have occurred in the past are not necessarily indicative of fluctuations in or levels of the sales prices of the Netscape Common Stock that may occur over the term of the PEPS.

                                                                   HIGH          LOW
                                                                   -----        -----
        August 9, 1995-August 31, 1995..........................   $37 1/2      $22 7/8
        September 1995..........................................    34 1/2       23
        October 1995............................................    45 7/8       28
        November 1995...........................................    71 1/8       43 1/4
        December 1995...........................................    87           58 7/8
        January 1996............................................    86           58 3/4
        February 1996...........................................    80           47 1/4
        March 1996 (through March 13, 1996).....................    53 5/8       38 3/4

     The last reported sale prices for the Netscape Common Stock set forth above have been adjusted for a 2-for-1 stock split, issued as a stock dividend with respect to the Netscape Common Stock, that occurred on February 6, 1996. No cash dividends or other stock dividends have been declared or paid with respect to the Netscape Common Stock as of the date of this Prospectus Supplement.

                                USE OF PROCEEDS

     The estimated net proceeds from the offering are $49,681,350 ($57,105,000 if the Underwriters exercise their over-allotment option in full) and will be used by the Company for general corporate purposes.

                                    HEDGING

     The Company's obligations under the PEPS are hedged by the Company's investment in 1,777,780 shares of the Netscape Common Stock, which it acquired on February 6, 1996, after a 2-for-1 stock split of 888,890 shares of the Netscape Common Stock acquired on August 8, 1995 upon a 2-for-1 conversion of its 444,445 shares of Series C Preferred Stock of Netscape. The Series C Preferred Stock was purchased by the Company pursuant to a Stock Purchase Agreement, dated April 5, 1995, by and among Netscape and certain investors, including the Company, listed on Schedule A thereto. It is the Company's present intention to hold until prior to the Maturity Date or the Redemption Date a number of shares of the Netscape Common Stock (after certain dilution adjustments) equal to the number of PEPS outstanding, and to sell such shares during the 10 Trading Days ending on the second Business Day prior to the Maturity Date or the Redemption Date, as the case may be, to pay the amount due upon maturity or redemption of the PEPS. The Company is not, however, obligated to hold the Netscape Common Stock for any period or to sell the Netscape Common Stock prior to the Maturity Date or the Redemption Date and the Netscape Common Stock is not subject to any lien, negative pledge or other restriction on disposition or encumbrance in favor of the holders of the PEPS. The Company will consider all relevant economic and market factors in determining whether to hold the Netscape Common Stock until maturity or redemption of the PEPS, as the case may be, or to sell all or any portion of the shares of the Netscape Common Stock prior to the 10 Trading Days ending on the second Business Day prior to either such date. Although no assurance can be given that such sales of Netscape Common Stock will not adversely affect the market for the Netscape Common Stock or the amount due at maturity or upon redemption of the PEPS, the Company has no reason to believe that these sales will have such an effect.

                                  THE COMPANY

     The Company is engaged principally in the newspaper publishing, professional information and consumer media businesses. The Company publishes the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate, the Greenwich Time and several smaller newspapers. Through its subsidiaries, the Company also provides professional information to the legal, aviation, health science and consumer health markets, publishes college textbooks, other categories of books and magazines and also provides training information and services. The Company was incorporated in the State of Delaware in June 1994 for the purpose of owning and operating these businesses after a reorganization of the Company's predecessor was completed in February 1995. The Company's predecessor was incorporated in 1884 in the State of California and was reincorporated in the State of Delaware in 1986.

                              RECENT DEVELOPMENTS

     The Company's 1995 results were significantly affected by the impact of a $1.63 billion after-tax gain in the first quarter on the disposition of its cable television business, as well as its comprehensive restructuring program in the second half of the year. After-tax charges related to this restructuring program were $554.0 million of which $504.4 million related to continuing operations and $49.6 million related to discontinued operations. In addition, the Company repurchased 7.0 million shares of its common stock and 8.8 million shares of its Series B Conversion Preferred Stock (PERCS) for a total cost of $446.5 million. On February 1, 1996, the Company announced its earnings and other results of operations for the year ended December 31, 1995. The substance of such announcement is set forth below:

RESULTS OF OPERATIONS

     For 1995, net income for the Company was $1.23 billion, or $10.02 per common share. For 1994, net income was $173.1 million, or $1.35 per share. For 1995, the Company's revenues rose 2.8 percent to $3.45 billion from $3.36 billion in the prior year. Fourth quarter 1995 revenues were up 1.1 percent to $966.7 million from $956.4 million in the fourth quarter of 1994.

     Due to the $504.4 million after-tax impact of the 1995 restructuring program on continuing operations, and other special items, the Company reported a loss from continuing operations of $339.0 million, or $3.74 per share, for 1995 compared with 1994 income from continuing operations of $132.2 million, or $1.03 per share. Due to these same items, for the fourth quarter of 1995, the Company reported a loss from continuing operations of $141.6 million, or $1.62 per share, compared with income from continuing operations in the 1994 fourth quarter of $51.7 million, or 40 cents per share.

     Income from continuing operations was $139.6 million, or 84 cents per share, in 1995 before the impact of asset dispositions, the Company's restructuring program charges and other special items, and $57.1 million, or 42 cents per share, in the 1995 fourth quarter. On a comparable basis, 1994 income from continuing operations was $121.6 million, or 95 cents per share, for the year, and $51.7 million, or 40 cents per share, for the 1994 fourth quarter.

     In addition to the gain on the cable transaction and the Company's restructuring program, 1995 net income was reduced by changes in accounting principles affecting first quarter results. Also, the repurchase of shares of Series B Conversion Preferred Stock at a premium over their liquidation value reduced 1995 earnings applicable to common shareholders by $43.1 million, or 38 cents per share, for the year and $21.8 million, or 20 cents per share, in the fourth quarter.

     Year-to-year comparisons of earnings per share, excluding special items, were affected by new preferred stock dividend requirements in 1995, which reduced earnings applicable to common shareholders by $44.0 million, or 39 cents per share, for the year, and $12.1 million, or 11 cents per share, for the fourth quarter.

RESTRUCTURING PROGRAM

     The Company's 1995 restructuring program and other actions will result in the reduction of approximately 3,000 positions and is expected to produce approximately $135 million in annualized operating expense savings. In the fourth quarter of 1995, operating expense reductions of approximately $20 million were achieved, primarily in the newspaper segment, and approximately $120 million of operating expense savings are expected to be realized in 1996. In addition, businesses and projects projected to lose $50 million in 1996 have been discontinued and other one-time expense savings have been realized. Approximately $427 million in cash is expected to be spent for restructuring program actions, of which approximately $169 million was spent in 1995 and the balance will be spent in 1996 and beyond. As a result of the program-related cost reductions and the discontinuations, the Company expects to recoup these expenditures in less than three years.

     The major elements of the Company's restructuring program include:

     - Closure of New York Newsday, Baltimore's Evening Sun, and certain sections of the Los Angeles Times.

     -  Staff reductions throughout the Company.

     - Discontinuations of the Company's consumer multimedia business, cable television programming business, and its electronic shopping joint ventures with Pacific Telesis and NYNEX.

     -  Renegotiation of union agreements at Newsday and The Baltimore Sun.

     - Consolidation in the same building of the New York offices of Newsday, Matthew Bender, Times Mirror Magazines and the east coast corporate staff, with substantial reduction in cost per square foot and a net reduction of leased office space from approximately 559,000 square feet to approximately 270,000 square feet.

     - Writedowns of goodwill and other intangibles at The Baltimore Sun, Times Mirror Magazines and several professional information businesses.

     - Discontinuation of marginal product lines, channels of distribution and manufacturing facilities.

     - Discontinuation of the development of a company-wide digital network of product, marketing and administrative databases.

     Restructuring, impairment and one-time charges for 1995 of $634.1 million included $153.8 million in severance and other employee-related costs, $126.4 million in real estate-related charges, $117.2 million of asset writeoffs, $60.9 million in impairment charges, $163.9 million in one-time charges primarily for renegotiation of union agreements and writedowns of idle assets and $11.9 million of other charges. In addition, nonrecurring operating expenses of $90.0 million were incurred in connection with the restructuring program. Investment-related writedowns and charges of $43.9 million further reduced income from continuing operations. For continuing operations, the after-tax impact of these restructuring program-related charges for 1995 was approximately $504.4 million, or $4.43 per share. In addition, the Company discontinued its cable television programming and consumer multimedia businesses and other activities, resulting in a $49.6 million, or 44 cents per share, after-tax charge for discontinuance and other costs. As a result, the total after-tax impact of the restructuring program charges was $554.0 million, or $4.87 per share, in 1995.

     Fourth quarter restructuring program charges were $251.4 million, which included $36.2 million in severance and other employee-related costs, $57.0 million in real estate-related charges, $26.6 million of asset writeoffs, $24.8 million in impairment charges, $94.9 million in one-time charges for writedowns of idle assets and other costs and $11.9 million of other charges. In addition, nonrecurring operating expenses of $67.3 million were incurred in connection with the restructuring program. Other restructuring program-related charges included in the fourth quarter loss aggregated to $7.7 million.

STOCK REPURCHASE PROGRAM

     In its 1995 stock repurchase program, the Company acquired 7.0 million shares of its common stock and 8.8 million shares of its Series B Conversion Preferred Stock (PERCS) for an aggregate of $446.5 million. The Company recently announced its intention to acquire an additional 12.0 million shares of its common stock over the next three years.

SEGMENT RESULTS

  NEWSPAPER PUBLISHING

     For the fourth quarter of 1995, Newspaper Publishing operating profit, excluding restructuring program charges, rose to $80.0 million, a 9.9 percent increase from the $72.8 million in the fourth quarter of 1994, despite a decline in revenues and a 37 percent increase in newsprint costs. Fourth quarter revenues decreased 2.2 percent to $568.5 million, due to the closure of New York Newsday. For the segment, operating profit margins, excluding restructuring program charges, rose to 14.1 percent compared to 12.5 percent in the 1994 fourth quarter, as lower costs and productivity improvements more than offset the increase in newsprint prices. Excluding newsprint, all other costs declined around 10 percent in the 1995 fourth quarter from last year's fourth quarter.

     For the full year 1995, the segment's operating profit, excluding restructuring program charges, increased 6.1 percent to $206.7 million, the highest level since 1989. The higher operating profit and profit margins were achieved as reductions in operating costs more than offset slightly lower revenues and a nearly 30% increase in newsprint expense. Revenues were $2.06 billion, about the same as the prior year.

     Advertising revenues were $1.56 billion in 1995, essentially the same as 1994. The Los Angeles Times continues to experience a difficult advertising environment, due primarily to retail store consolidations, while Newsday's advertising revenues were reduced by the closure of its New York Edition. All of the other Eastern newspapers showed advertising revenue improvement.

  PROFESSIONAL INFORMATION

     For the 1995 fourth quarter, the Professional Information segment reported operating profit, excluding restructuring program charges, of $56.6 million compared with $60.2 million in the prior year. Revenues in the 1995 fourth quarter increased to $321.3 million from $296.0 million in 1994. For the full year 1995, operating profit, excluding restructuring program charges, declined to $136.0 million from $174.0 million in 1994, while revenues increased to $1.09 billion from $1.01 billion in the prior year.

     Revenues rose in 1995 at all groups within the segment, except at Matthew Bender. Bender's significant declines in revenue and operating profit were the largest factors in the segment's operating profit decline. Despite higher revenues, college textbook publishing and the Company's health information group also reported declines in operating profit due to higher costs related to acquisitions, increased marketing and greater international expansion as well as the start-up of a new medical on-line service. The training companies reported reduced operating profit, excluding restructuring program charges, for the year, reflecting weaknesses in certain markets and higher marketing, acquisition and other costs. The Company's flight information publisher, Jeppesen Sanderson, reported substantial revenue growth and a significant increase in operating profit.

CONSUMER MEDIA

     For the 1995 fourth quarter, the Consumer Media segment reported an operating loss of $1.0 million, excluding restructuring program charges, and revenues of $77.3 million, a decline of 2.5 percent from the prior year. For the full year 1995, revenues rose 4.4 percent to $300.7 million from $288.1 million in 1994. Increased year-end promotional and marketing expenses at Times Mirror Magazines and overall higher paper and postage costs contributed to the 1995 operating loss. The operating loss for 1995, excluding restructuring program changes, was $1.0 million compared with operating profit of $3.3 million in 1994.

POTENTIAL DISPOSITION OF CERTAIN BUSINESSES

     On March 12, 1996, the Company announced its plan to explore its strategic alternatives for its higher education publishing businesses and CRC Press, both of which are included in its Professional Information segment. These alternatives may include the sale, exchange or contribution to a joint venture in which the Company would have a continuing interest. These businesses accounted for less than 10 percent of the Company's 1995 revenues and total assets.
                            ------------------------

     The above "Recent Developments" section of the Prospectus Supplement contains certain forward-looking statements that are subject to risk and uncertainty. There can be no assurance that these future results will be achieved. Potential investors are cautioned that a number of factors, including those identified below, could adversely affect the Company's ability to obtain these results: (a) an increase in paper, printing and distribution costs over the levels anticipated; (b) increased consolidation among major retailers or other events depressing the level of display advertising; (c) an economic downturn in the Company's principal newspaper markets or other occurrences leading to decreased circulation and diminished revenues from both display and classified advertising; (d) competitive pressures arising from increased consolidation in the legal information industry and the college textbook publishing industry; (e) an increase in expenses related to new initiatives and product improvement efforts in the Company's legal information, flight information and health information operating units; (f) unfavorable foreign currency fluctuations; and (g) a general economic downturn resulting in decreased professional or corporate spending on discretionary items such as information or training and in decreased consumer spending on discretionary items such as magazines or newspapers.

CONSOLIDATED RESULTS OF OPERATIONS

     The following table summarizes the Company's financial results (in thousands, except per share amounts):

                                                                            FOURTH QUARTER ENDED
                                             YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                            -------------------------     -------------------------
                                             1994(A)          1995         1994(A)          1995
                                            ----------     ----------     ----------     ----------
REVENUES..................................  $3,355,761     $3,448,287     $  956,409     $  966,742
Operating expenses........................   3,053,253      3,269,589(b)     842,671        921,670(c)
Restructuring, impairment and one-time
  charges.................................          --        634,077             --        251,403
                                            ----------     ----------     ----------     ----------
Operating profit (loss)...................     302,508       (455,379)       113,738       (206,331)
Interest expense..........................     (69,322)       (29,467)       (17,565)        (7,727)
Interest income...........................       2,517         27,237          1,026          4,888
Other, net................................      22,196          2,596           (472)        (7,614)
                                            ----------     ----------     ----------     ----------
Income (loss) from continuing operations
  before income tax provision (benefit)...     257,899       (455,013)        96,727       (216,784)
Income tax provision (benefit)............     125,676       (116,030)        45,077        (75,152)
                                            ----------     ----------     ----------     ----------
Income (loss) from continuing
  operations..............................     132,223       (338,983)        51,650       (141,632)
Discontinued operations:
  Net income (loss) from operations.......      53,126        (55,836)        13,305             --
  Net gain on disposal(d).................          --      1,634,294             --             --
Extraordinary loss on early retirement of
  debt, net of taxes......................     (12,232)            --        (12,232)            --
Cumulative effect of changes in accounting
  principles, net of taxes................          --        (12,724)            --             --
                                            ----------     ----------     ----------     ----------
NET INCOME (LOSS).........................  $  173,117     $1,226,751     $   52,723     $ (141,632)
                                            ==========     ==========     ==========     ==========
Preferred dividend requirements...........  $       --     $   44,003     $       --     $   12,052
                                            ==========     ==========     ==========     ==========
Cash paid over liquidation value for
  Series B preferred stock
  redemptions(e)..........................  $       --     $   43,085     $       --     $   21,818
                                            ==========     ==========     ==========     ==========
EARNINGS (LOSS) APPLICABLE TO COMMON
  SHAREHOLDERS............................  $  173,117     $1,139,663     $   52,723     $ (175,502)
                                            ==========     ==========     ==========     ==========
EARNINGS (LOSS) PER COMMON SHARE
  Continuing operations...................  $     1.03     $    (3.74)    $      .40     $    (1.62)
  Discontinued operations:
     Net income (loss) from operations....         .41           (.49)           .10             --
     Net gain on disposal.................          --          14.36             --             --
  Extraordinary loss......................        (.09)            --           (.09)            --
  Cumulative effect of changes in
     accounting principles................          --           (.11)            --             --
                                            ----------     ----------     ----------     ----------
EARNINGS (LOSS) PER COMMON SHARE..........  $     1.35     $    10.02     $      .41     $    (1.62)
                                            ==========     ==========     ==========     ==========
Weighted average common and common
  equivalent shares.......................     128,800        113,800(f)     128,800        108,200(g)
                                            ==========     ==========     ==========     ==========

---------------

(a) 1994 amounts have been restated to reflect operations discontinued in 1995.

(b) Includes $90.0 million of nonrecurring costs in 1995.

(c) Includes $67.3 million of nonrecurring costs in 1995.

(d) Gain from disposal of cable television operations in the first quarter of 1995.

(e) This amount, along with preferred dividend requirements, reduces earnings applicable to common shareholders for purposes of determining earnings per share.

(f) Common stock equivalents of 1.7 million shares are not included in 1995 because the dilution is less than 3%.

(g) Common stock equivalents of 2.4 million shares are not included in this amount because they are antidilutive.

                          RATIOS AND PRO FORMA RATIOS

     The following table sets forth the consolidated ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                 YEAR ENDED DECEMBER 31,
                                           ------------------------------------     PRO FORMA
                                           1991    1992    1993    1994    1995       1995
                                           ---     ---     ---     ---     ----     ---------
Ratio of earnings to fixed charges.....    1.3x    (a)     2.0x    3.8x     (a)         (a)
Ratio of earnings to fixed charges and
  preferred stock dividends............    N/A     N/A     N/A     N/A      (b)         (b)

---------------

(a) Earnings for 1992, 1995 and 1995 pro forma were lower than the amount needed to cover fixed charges by approximately $7 million, $451 million and $454 million, respectively. Earnings in 1992 and 1995 were impacted by approximately $200 million and $768 million, respectively, in restructuring program charges.

(b) Earnings for 1995 and 1995 pro forma were lower than the amount needed to cover fixed charges and preferred stock dividends by approximately $526 million and $528 million, respectively. Earnings in 1995 were impacted by approximately $768 million in restructuring program charges.

     The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes, adjusted for fixed charges (net of capitalized interest), equity income or loss from unconsolidated affiliates and amortization of capitalized interest) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term and other debt, capitalized interest, the interest factor deemed to be included in rental expense, and certain amortization.

     The ratio of earnings to fixed charges and preferred stock dividends was computed as described above, except that fixed charges were combined with the preferred stock dividends for the period indicated. The preferred stocks were issued in 1995 and began accruing dividends on March 1, 1995.

     The pro forma ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges and preferred dividends was computed by dividing pro forma earnings (earnings as described above adjusted by pro forma fixed charges) by pro forma fixed charges, and pro forma fixed charges and preferred dividends, respectively, for the period. Pro forma fixed charges include interest on the PEPS and the amortization of issuance costs. These pro forma fixed charges assume that, on January 1, 1995, the 1,305,000 PEPS were issued for $51,221,250 (assuming a $39.25 issuance price) at an interest rate of 4.25%. The issuance costs were assumed to be approximately $1.9 million.

                  CAPITALIZATION AND PRO FORMA CAPITALIZATION

     The following table sets forth the capitalization and the pro forma capitalization of the Company at December 31, 1995 after giving effect to the transaction described in this Prospectus Supplement. This table should be read in conjunction with the Company's historical consolidated financial statements and related notes thereto incorporated by reference in the accompanying Prospectus.

                                                                          DECEMBER 31, 1995
                                                                      -------------------------
                                                                      HISTORICAL     PRO FORMA
                                                                      ----------     ----------
                                                                      (IN THOUSANDS OF DOLLARS)
Debt, including short-term debt.....................................  $  248,187     $  299,408(a)
Shareholders' equity
  Preferred stock:
     Preferred Stock, $1.00 par value, 7,100,000 shares authorized, no shares issued..............................................
     Series A Preferred Stock, $1.00 par value, 900,000 shares
      authorized, 824,000 shares issued and outstanding, stated at
      liquidation value.............................................     411,784        411,784
     Series B Preferred Stock, $1.00 par value, 25,000,000 shares authorized, 7,789,000 shares issued and outstanding, stated at
      liquidation value, convertible into Series A common stock.....     164,595        164,595
  Common stock:
     Series A, $1.00 par value, 500,000,000 shares authorized,
      77,765,000 shares issued and outstanding......................      77,765         77,765
     Series B, $1.00 par value, 100,000,000 shares authorized, no shares outstanding............................................
     Series C, $1.00 par value, 300,000,000 shares authorized,
      27,933,000 shares issued and outstanding......................      27,933         27,933
  Additional paid-in capital........................................     192,266        192,266
  Retained earnings.................................................     875,981        875,981
  Net unrealized gain on securities.................................      55,912         55,912
                                                                      ----------     ----------
Total shareholders' equity..........................................   1,806,236      1,806,236
                                                                      ----------     ----------
Total capitalization................................................  $2,054,423     $2,105,644
                                                                      ==========     ==========

---------------

(a) Assumes that each PEPS has a value of $39.25 at the issuance date and that 1,305,000 PEPS were issued on December 31, 1995 for a total of $51,221,250.

                           DESCRIPTION OF SECURITIES

     The following description of the terms of the PEPS offered hereby (referred to in the Prospectus as the "Offered Debt Securities") supplements the description of the general terms and provisions of the Offered Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the PEPS does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Indenture referred to in the accompanying Prospectus.

GENERAL

     The aggregate number of PEPS to be issued will be 1,305,000, or 1,500,000 if the over-allotment option granted by the Company to the Underwriters is exercised in full. See "Underwriters" in this Prospectus Supplement. The PEPS will be unsecured and unsubordinated obligations of the Company, will be issued under the Indenture described in the accompanying Prospectus and will rank equally and ratably with all other unsecured and unsubordinated debt of the Company. The PEPS will mature on March 15, 2001 (subject to extension as described below under "-- Extension for Non-Trading Days" but in no event later than March 21, 2001). The PEPS will be issuable in denominations equal to $39.25 and integral multiples thereof.

     At maturity (including upon acceleration of maturity in an Event of Default, as defined in the accompanying Prospectus), the holder of a PEPS will be entitled to receive an amount in cash equal to the Market Value as of the second Business Day prior to the Maturity Date of the Reference Property Relating to One PEPS (initially one share of the Netscape Common Stock, subject to adjustment as a result of certain dilution events involving Netscape, see "-- Dilution Adjustments" in this Prospectus Supplement).

     In certain events relating to delisting of the Netscape Common Stock (or delisting of Reference Property Relating to One PEPS), the PEPS will be subject to mandatory redemption. See "-- Mandatory Redemption; Delisting of the Netscape Common Stock."

     At any time and from time to time after December 15, 2000 and prior to the Maturity Date, the Company will be entitled to redeem all, or from time to time any part, of the outstanding PEPS and deliver to the holders thereof, in exchange for each PEPS so called, cash in an amount equal to the product of the Redemption Ratio and the Market Value of the Reference Property Relating to One PEPS as of the second Business Day prior to the Redemption Date, plus cash in an amount equal to all unpaid interest, whether or not accrued, that would have been payable on the PEPS through the Maturity Date.

     The Company will deposit with the Trustee (as defined below) the amount payable in respect of the PEPS at maturity or upon redemption of the PEPS.

     "Business Day" means any day that is not a Saturday, a Sunday or a day on which Nasdaq or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

     The "Market Price" of any security as of the date of determination means the last reported sale price of such security as reported by Nasdaq, or if such security is not reported by Nasdaq, the closing sale price for such security (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transaction for the principal United States securities exchange on which such security is traded or, if such security is not listed on a United States national or regional securities exchange, the high per share bid price for such security in the over-the-counter market as reported on the National Quotation Bureau or similar organization, or, if such bid price is not available, the value of such security on such date as determined by a nationally recognized investment banking firm retained for such purpose by the Company.

     The "Market Value" of any security as of the date of determination means the average of the Market Prices of such security for the 10 consecutive Trading Days ending on such date of determination.

     "Maturity Date" means March 15, 2001, subject to extension upon the occurrence of Non-Trading Days as described below under "-- Extension for Non-Trading Days."

     "Redemption Date" means the date of any optional or mandatory redemption of PEPS.

     The "Redemption Ratio" with respect to any redemption of the PEPS will be equal to (a) if the Market Value of the Reference Property Relating to One PEPS is less than the Issue Price, 1.0000, (b) if the Market Value is equal to or greater than the Issue Price but less than or equal to $45.14 (the "Threshold Appreciation Price"), a fraction the numerator of which is the Issue Price and the denominator of which is the Market Value and (c) if the Market Value is greater than the Threshold Appreciation Price, 0.8696. For purposes of the foregoing, the Market Value shall be determined as of the second Trading Day prior to the date of the redemption notice (the "Redemption Notice Date") relating to such redemption, provided, however, that if the Market Price of the Reference Property Relating to One PEPS on the Trading Day immediately prior to the Redemption Notice Date is less than 95% of such Market Value, then the Market Value for purposes of determining the Redemption Ratio shall be the Market Price on such Trading Day.

     The term "Reference Property Relating to One PEPS" is defined below under "-- Dilution Adjustments."

     A "Trading Day" for any security means a Business Day on which the security for which the Market Value is being determined (A) is not suspended from trading on any United States national securities exchange or United States national securities system at the close of business on such Business Day and (B) has traded at least once on such Business Day on the United States national securities exchange or United States national securities system that is the primary market for the trading of such security.

EXTENSION FOR NON-TRADING DAYS

     In the event that any of the 10 Business Days ending on the second Business Day prior to March 15, 2001 or any optional Redemption Date, as the case may be, is not a Trading Day (a "Non-Trading Day"), the PEPS will not mature or be optionally redeemed on such date, but the Maturity Date or the optional Redemption Date of the PEPS will be extended one Trading Day for each Non-Trading Day; provided, however, that the PEPS will mature in any event not later than on March 21, 2001. In the event that the Maturity Date or optional Redemption Date of the PEPS is extended as a result of one or more Non-Trading Days, interest will be payable to the holders of the PEPS on such extended Maturity Date or optional Redemption Date and interest thereon will accrue from March 15, 2001 or such optional Redemption Date, as the case may be, to but not including such extended Maturity Date or optional Redemption Date. In the case of a PEPS evidenced by a Certificate (as defined below), the Company shall promptly notify the holder of such Certificate, by first-class mail, postage prepaid, of such extension of maturity or redemption. In the case of Book-Entry PEPS (as defined below), notice of such extension of maturity or redemption shall promptly be sent by first-class mail, postage prepaid, to the Depositary (as defined below). In each case, the Company also will contemporaneously publish notice of such extension of maturity or redemption in a United States newspaper with a national circulation (currently expected to be The Wall Street Journal).

MANDATORY REDEMPTION; DELISTING OF THE NETSCAPE COMMON STOCK

     The PEPS will be subject to mandatory redemption, in whole but not in part, on any Delisting Date for cash in an amount equal to the Market Value as of the second Business Day prior to such Delisting Date of the Reference Property Relating to One PEPS plus interest accrued but unpaid to the mandatory Redemption Date. In addition to providing notice of such mandatory redemption as provided under the caption "-- Redemption Procedures," the Company will contemporaneously publish notice of such Delisting Date in a United States newspaper with a national circulation (currently expected to be The Wall Street Journal).

     The "Delisting Date" means the first date on which the Netscape Common Stock (or equity securities comprising more than 25% of the fair market value (as determined in good faith by the Board of Directors of the Company on the date any such equity security is distributed and on the date any such equity security is delisted) of the Reference Property Relating to One PEPS) is not listed on any United States national securities exchange or United States national securities system subject to last sale reporting or is permanently suspended from trading (within the meaning of the Exchange Act and the rules and regulations thereunder) on each such securities exchange and securities system on which it is then listed. A Delisting Date will not occur solely by reason of the occurrence of any event described under the caption "-- Dilution Adjustments" in this Prospectus Supplement.

INTEREST

     Each PEPS will bear interest from March 19, 1996 at a rate of 4.25% of the Issue Price per annum (or $1.668 per annum) until the amount payable at maturity or upon redemption thereof, as the case may be, is paid or made available for payment. Interest on the PEPS will be payable quarterly in arrears on each March 15, June 15, September 15 and December 15 beginning June 15, 1996, and on the Maturity Date and the Redemption Date (each an "Interest Payment Date"). Interest on the PEPS will be computed on the basis of a 360-day year of twelve 30-day months and on the basis of the actual number of days elapsed in any such 30-day month. The interest to be paid on June 15, 1996 will accrue from March 19, 1996 and will be $.398 per PEPS. Each payment of interest in respect of an Interest Payment Date will include interest accrued to but not including such Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on such Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on such Interest Payment Date, and no additional interest will accrue as a result of such delayed payment. Interest payable on a PEPS on any Interest Payment Date will be paid to the person in whose name such PEPS is registered at the close of business on the applicable Record Date (as defined below); provided that the interest payable upon maturity or redemption will be payable to the person to whom principal is payable. Interest will cease to accrue in respect of the PEPS on the Maturity Date or on any earlier Redemption Date of the PEPS, provided that upon optional redemption, interest will be payable through the Maturity Date. "Record Date" means, for any Interest Payment Date, the date 15 calendar days prior to such Interest Payment Date, whether or not such Record Date is a Business Day.

     Payments of interest, other than interest payable at maturity or upon redemption, will be made by check mailed to the address of the person entitled thereto as shown on the register maintained by the registrar for the PEPS. Payments of principal and interest at maturity or upon redemption will be made in immediately available funds against presentation and surrender of the Certificate representing a PEPS. Notwithstanding the foregoing, (a) if any of the PEPS are held in book-entry form by the Depositary, the Depositary shall be entitled to receive payments of interest by wire transfer of immediately available funds and (b) a holder of $100,000 or more in aggregate Issue Price of Certificates shall be entitled to receive payments of interest by wire transfer of immediately available funds upon written request to the Trustee not later than 15 calendar days prior to the applicable Interest Payment Date.

DILUTION ADJUSTMENTS

     For purposes hereof "Reference Property" means,(A) initially that number of shares of the Netscape Common Stock equal to the aggregate number of the PEPS issued and (B) subject to the three immediately succeeding paragraphs, all property received in respect of such shares of the Netscape Common Stock (either directly or as the result of successive applications of this paragraph) upon the following events: (i) the distribution of a dividend on Reference Property in the same type of Reference Property, (ii) the combination of Reference Property into a smaller number of shares or other units, (iii) the subdivision of outstanding shares or other units of Reference Property, (iv) the conversion or reclassification of Reference Property by issuance or exchange of other securities, (v) any consolidation or merger of Netscape, or any surviving entity or subsequent surviving entity of Netscape (a "Netscape Successor"), with or into another entity (other than a merger or consolidation in which Netscape is the continuing corporation and in which the Netscape Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of Netscape or another corporation), (vi) any statutory exchange of securities of Netscape or any Netscape Successor with another corporation (other than in connection with a merger or acquisition and other than a statutory exchange of securities in which Netscape is the continuing corporation and in which the Netscape Common Stock outstanding immediately prior to the statutory exchange is not exchanged for cash, securities or other property of Netscape or another corporation), (vii) any liquidation, dissolution or winding up of Netscape or any Netscape Successor,
(viii) any distribution of cash or other property on Reference Property of a particular type (excluding cash dividends or other cash distributions other than Extraordinary Cash Dividends (as defined below)) or (ix) any tender or exchange offer for Reference Property of a particular type (any such event, an "Adjustment Event"). The term "Reference Property Relating to One PEPS" shall mean one share of the Netscape Common Stock and such additional or substitute Reference Property received with respect to one share of the Netscape Common Stock, either directly or as the result of successive Adjustment Events.

     In the case of a tender or exchange offer for all Reference Property of a particular type, Reference Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Reference Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer), whether or not the Company tenders or exchanges such Reference Property. In the case of a partial tender or exchange offer with respect to Reference Property of a particular type, Reference Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Reference Property in an amount determined as if the offeror had purchased or exchanged such Reference Property in the proportion in which all property of such type was purchased or exchanged from the holders thereof; provided that if the Company tenders all its Reference Property of such type, the amount of cash or other property received that will constitute Reference Property will be determined on the basis of the amount of such cash or other property actually received by the Company. Except as provided above, in the event of a tender or exchange offer with respect to Reference Property in which an offeree may elect to receive cash or other property, Reference Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

     If Netscape or any Netscape Successor distributes to all holders of Reference Property rights or warrants to subscribe for or purchase any of its securities and the expiration date of such rights or warrants precedes the maturity or earlier redemption of the PEPS, then Reference Property shall be deemed to include an amount in cash equal to the Market Price as of the Trading Day immediately preceding such expiration date of the portion of such rights or warrants relating to the Reference Property, whether or not the Company exercises such rights or warrants.

     If cash is received, or deemed received, from time to time in respect of any Reference Property, the amount of such cash at any date of determination shall be increased by an amount per annum equal to the Applicable Treasury Rate (as defined below) on such cash from the date such cash was received, or deemed received, to such date of determination.

     An "Extraordinary Cash Dividend" means, with respect to any Reference Property consisting of capital stock, any distribution consisting of cash, excluding any quarterly cash dividend on such stock to the extent that the aggregate cash dividend per share of such stock in any quarter does not exceed the greater of (x) the amount per share of such stock to the next preceding quarterly cash dividend on such stock to the extent that such preceding quarterly dividend did not constitute an Extraordinary Cash Dividend and (y)
3.75 percent of the Market Value of such stock as of the date of declaration of such dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of the issuer of such stock.

     "Applicable Treasury Rate," with respect to any cash received or deemed received, means the Reference Treasury Quotation, as of the date such cash was received or deemed received, on the Reference Treasury Strip. "Reference Treasury Strip" means the stripped principal Treasury note for which one or more Reference Treasury Quotations are available with a maturity date on or, if no such stripped principal Treasury note is then quoted, next preceding the first possible Redemption Date. "Reference Treasury Quotation" means the average of the bid and asked yields to maturity for the Reference Treasury Strip as quoted by three primary U.S. Government securities dealers in New York City selected by the Company, one of which shall be Morgan Stanley & Co. Incorporated.

OPTIONAL REDEMPTION

     At any time and from time to time after December 15, 2000 and prior to the Maturity Date, the Company will be entitled, upon a call for redemption of not more than 60 nor less than 30 days' notice, to redeem all, or from time to time any part, of the outstanding PEPS and deliver to the holders thereof, in exchange for each PEPS so called, cash in an amount equal to the product of the Redemption Ratio and the Market Value of the Reference Property Relating to One PEPS as of the second Business Day prior to the Redemption Date, plus cash in an amount equal to all unpaid interest, whether or not accrued, that would have been payable on the PEPS through the Maturity Date.

     If fewer than all the outstanding PEPS are to be called for redemption, the PEPS to be called will be selected by the Trustee from the outstanding PEPS by lot or pro rata (as nearly as may be) or by any other method determined by the Trustee in its sole discretion to be equitable (or if the PEPS are then held by a nominee for the Depositary such selection will be made in accordance with the customary procedures of the Depositary). The holders of the PEPS have no right to require the early redemption of the PEPS.

REDEMPTION PROCEDURES

     The Company will provide notice of any optional redemption of the PEPS to holders of record of the PEPS to be called for optional redemption not more than 60 days nor less than 30 days before the Redemption Date. Accordingly, the earliest Redemption Notice Date for any call for optional redemption of the PEPS will be October 16, 2000.

     The Company will provide notice of any mandatory redemption of the PEPS to all holders of record of the PEPS as soon as practicable, but in no event later than 10 Trading Days prior to the Redemption Date. Any notice of optional or mandatory redemption will be provided by mail, sent to the holders of record of the PEPS to be called at each such holder's address as it appears on the security register, first class mail, postage prepaid; provided, however, that failure to give such notice or any defect therein will not affect the validity of the proceeding for redemption of any of the PEPS to be redeemed except as to the holder to whom the Company has failed to give such notice or whose notice is defective. Such notice shall state, among other things, the Redemption Date and the computation of the Redemption Ratio and the method for computing the Market Value of the Reference Property Relating to One PEPS. A public announcement of any call for redemption will be made by the Company before, or at the time of, the Redemption Notice Date.

     Each holder of a PEPS called for redemption must surrender such PEPS to the Company at the place designated in the notice of redemption. On and after a Redemption Date, all rights of the holders of the PEPS called for redemption will terminate and interest will cease to accrue.

CERTIFICATES

     The PEPS initially will be evidenced by certificates in fully registered form (each, a "Certificate"). Citibank, N.A., as trustee (the "Trustee"), will from time to time register the transfer of any outstanding Certificate upon surrender thereof at the office of the Trustee which is currently located at 111 Wall Street, New York, New York 10043, Attention: Corporate Trust Operations, 5th Floor (the "Trustee's office"), duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Trustee duly executed by the holder thereof or his or her attorney duly authorized in writing. Such signature must be guaranteed by an institution that is a member of the Securities Transfer Agent Medallion Program. A new Certificate will be issued to the transferee upon any such registration of transfer.

     At the option of a holder, Certificates may be exchanged for other Certificates representing a like number of PEPS, upon the surrender to the Trustee at the Trustee's office of the Certificates to be exchanged. The Company will thereupon execute, and the Trustee will authenticate and deliver, one or more new Certificates representing such like number of PEPS.

     If any Certificate is mutilated, lost, stolen or destroyed, the Company shall execute, and the Trustee shall authenticate and deliver, in exchange and substitution for such mutilated Certificate, or in replacement for such lost, stolen or destroyed Certificate, a new Certificate representing the same number of PEPS represented by such Certificate, but only upon receipt of evidence satisfactory to the Company and to the Trustee of loss, theft or destruction of such Certificate and security or indemnity, if requested, satisfactory to them. Holders requesting replacement Certificates must also comply with such other reasonable regulations as the Company or the Trustee may prescribe.

     No service charge will be made for any registration of transfer or exchange of Certificates, but the Company may require the payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection therewith, other than exchanges not involving any transfer. In the case of the replacement of mutilated, lost, stolen or destroyed Certificates, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith and any other expenses (including the fees and expenses of counsel and of the Trustee) connected therewith.

BOOK-ENTRY PEPS

     The Depositary. The Depository Trust Company (the "Depositary") has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Optional Exchange for Book-Entry PEPS. Following the issuance of the PEPS, the Company may, at its option, elect to make the PEPS available in book-entry form ("Book-Entry PEPS"). If the Company makes such an election, holders may (but are not required to) exchange Certificates for Book-Entry PEPS, which will be represented by a beneficial interest in a Global Security (as defined below), by causing the Certificates to be delivered to the Depositary, in proper form for deposit into the Depositary's book-entry system, on or after the Initial Exchange Date (as defined below). Certificates received by the Depositary for exchange during the period commencing on a date designated by the Company (the "Initial Exchange Date") and ending on the 45th day after the Initial Exchange Date (the "Initial Exchange Period") will be exchanged for Book-Entry PEPS by the close of business on the Business Day on which they are received by the Depositary (if received by the Depositary by its then applicable cut-off time for same-day credit) or on the following Business Day (if received by the Depositary by its then applicable cut-off time for next-day credit). After the last day of the Initial Exchange Period, the Depositary will not be required to accept delivery of Certificates in exchange for Book-Entry PEPS, but the Depositary may permit such Certificates to be so exchanged on a case-by-case basis. It is anticipated that after the Initial Exchange Period, Certificates delivered to the Depositary in good order and in proper form for deposit will be accepted by the Depositary for exchange for Book-Entry PEPS generally within three to four Business Days after delivery to the Depositary. However, there can be no assurance that such Certificates will be accepted for exchange or, if accepted, that such exchange will occur within such time period. Certificates surrendered at any time for exchange for Book-Entry PEPS may not be delivered for settlement or transfer until such exchange has been effected. Accordingly, persons purchasing PEPS in secondary market trading after the Initial Exchange Date may wish to make specific arrangements with brokers or the Depositary's participants if they wish to purchase only Book-Entry PEPS and not Certificates.

     In the event that the Company elects to make the PEPS available in book-entry form, it will notify the Depositary and the Trustee by facsimile or first-class mail and each holder of a Certificate by first-class mail. Exchanges of Certificates for Book-Entry PEPS will commence on the Initial Exchange Date, which will be approximately five Business Days after the date on which the Company notifies the Depositary that it has elected to permit such exchanges.

     In order to be exchanged for Book-Entry PEPS, a Certificate must be delivered to the Depositary, in proper form for deposit, by a participant. Accordingly, holders of PEPS that are not participants must deliver their Certificates, in proper form for deposit, to a participant, either directly or through a brokerage firm that maintains an account with a participant, in order to have their Certificates exchanged for Book-Entry PEPS. Holders of PEPS that desire to exchange their Certificates for Book-Entry PEPS should contact their broker or a participant to ascertain whether the Company has elected to make Book-Entry PEPS available, and if the Company has made such election, to obtain information on procedures for submitting their Certificates to the Depositary, including the proper form for submission and (during the Initial Exchange Period) the cut-off times for same-day and next-day exchange. A Certificate that is held on behalf of a beneficial owner in nominee or "street name" may be automatically exchanged for Book-Entry PEPS by the broker or other entity that is the registered holder of such PEPS, without any action of or consent by the beneficial owner of the PEPS.

     Book-Entry System. Any Book-Entry PEPS will be represented by a single global security (a "Global Security"), which will be deposited with, or with the Trustee on behalf of, the Depositary, and registered in the name of a nominee of the Depositary. Certificates that have been exchanged for Book-Entry PEPS may not be re-exchanged for Certificates. Unless and until it is exchanged in whole or in part for Certificates, the Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Gibson, Dunn & Crutcher, counsel to the Company, the following is an accurate summary of the material United States federal income tax considerations that are generally relevant to holders of PEPS. The summary is based on tax laws in effect as of the date of this Prospectus Supplement. The tax laws are subject to change by legislative, judicial, or regulatory action, which in some cases may have retroactive effect. This summary does not discuss all of the tax considerations that may be relevant to a holder in light of such holder's particular circumstances. In particular, this summary addresses only persons who hold PEPS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not deal with persons subject to special rules, such as certain financial institutions, insurance companies, regulated investment companies, dealers in options or securities or currencies, or purchasers holding PEPS as part of a hedging transaction, a straddle, a "synthetic security," or other integrated investment. This summary does not deal with holders other than initial holders of the PEPS who purchase PEPS at the Issue Price. This summary also does not address the tax consequences of investing in the PEPS arising under the laws of any state, local, or foreign tax jurisdiction.

     The Company currently intends to treat the PEPS as indebtedness of the Company for United States federal income tax purposes. Such treatment is binding on the Company and on all holders of the PEPS except for holders who disclose on their income tax returns that they are treating the PEPS in a manner inconsistent with the Company's treatment. The Company's treatment of the PEPS is not, however, binding upon the Internal Revenue Service ("IRS") or the courts, and there can be no assurance that such treatment will be respected. There are no statutory, judicial, or administrative authorities that directly address the characterization of the PEPS or instruments similar to the PEPS for United States federal income tax purposes. Because of the absence of direct authority, there are substantial uncertainties regarding the United States federal income tax consequences of an investment in PEPS. No ruling is being requested from IRS with respect to the PEPS.

     As used herein, the term "U.S. Holder" means a holder of a PEPS that is (i) a United States citizen or a resident of the United States for United States federal income tax purposes, (ii) a corporation, a partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, or
(iv) a person otherwise subject to United States federal income taxation on a net income basis in respect of such holder's ownership of the PEPS. As used herein, the term "Non-U.S. Holder" means a holder of a PEPS that is not a U.S. Holder.

     This summary is for general information only. ACCORDINGLY, A PROSPECTIVE INVESTOR IN THE PEPS SHOULD CONSULT ITS TAX ADVISOR FOR PURPOSES OF DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE PEPS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF FUTURE CHANGES IN FEDERAL OR OTHER TAX LAWS.

TAX CONSEQUENCES TO U.S. HOLDERS

     Payments of Interest on the PEPS. The Company currently intends to treat the full amount of each periodic interest payment on the PEPS as reportable interest. Under this approach, such interest will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder's method of accounting for United States federal income tax purposes. However, if the PEPS are not treated as indebtedness of the Company, it is possible that all or a portion of the interest paid on the PEPS could be treated as ordinary income other than interest income.

     Proposed Treasury regulations addressing the United States federal income tax treatment of contingent debt instruments similar to the PEPS were issued on December 15, 1994 (the "Proposed Regulations"). The Proposed Regulations generally require the current accrual of contingent amounts (in addition to any fixed periodic interest payments included in income under a holder's tax accounting method) as ordinary interest income and also affect the character of gain or loss on the sale, exchange, or retirement of a contingent debt instrument. By their terms, however, the Proposed Regulations will apply only to contingent debt instruments issued on or after the 60th day after such regulations are finalized. Thus, if Treasury does not change the proposed effective date, the Proposed Regulations, when and if finalized, should not apply to the PEPS.

     Sale, Exchange, or Retirement of a PEPS. Upon the sale, exchange, or retirement of a PEPS, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized and such holder's tax basis in the PEPS. For these purposes, the amount realized does not include any amount attributable to accrued interest on the PEPS. Amounts attributable to accrued interest are treated as interest as described under "-- Payments of Interest on the PEPS."

     In general, any gain or loss recognized by the holder upon the sale or exchange of a PEPS will be long-term capital gain or loss if the U.S. Holder has held the PEPS for more than one year at the time of the sale or exchange. It is also likely that any loss on the retirement (as opposed to a sale or exchange) of a PEPS will be a capital loss. It is unclear, however, whether the character of gain recognized by a holder on the retirement of a PEPS will be capital or ordinary. Under Section 1271 of the Code, amounts received by a holder on retirement of a debt instrument is considered as amounts received in exchange therefor. Under the Proposed Regulations, however, any gain recognized on retirement of a contingent debt instrument is treated as interest income and any such loss is generally treated as a capital loss. Based on the Company's treatment of the PEPS as indebtedness of the Company and Section 1271 of the Code, the Company currently intends to treat the payment of principal at maturity as proceeds received in exchange for the PEPS and not as reportable interest.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Under present United States federal income and estate tax law and subject to the discussion of backup withholding below, the Company intends to take the position that:

          (a) Payments of periodic interest and principal at maturity on the PEPS by the Company to any Non-U.S. Holder should not be subject to United States federal withholding tax, provided that (i) the holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership, (iii) the holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) either (a) the beneficial owner of the PEPS certifies to the Company or its withholding agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on United States Treasury Form W-8 (or a suitable substitute form) or (b) a securities clearing organization, bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business (a

     "financial institution") and holds the PEPS certifies to the Company or its withholding agent under penalties of perjury that a Form W-8 (or suitable substitute form) has been received by it (or by a financial institution between it and the beneficial owner) from the beneficial owner and furnishes the payor with a copy thereof. Provided that proper certifications as described above are furnished, the Company does not currently intend to withhold on payments of interest and principal on the PEPS. In the event of a change of United States federal income tax law (including a change in the interpretation of law or regulation by any judicial or regulatory authority), United States federal withholding tax may be imposed on payments of interest and principal on the PEPS, unless a treaty exception or some other exception applies.

          (b) Generally, a Non-U.S. Holder will not be subject to United States federal income taxes on any amount recognized upon the sale, exchange, or retirement of a PEPS unless in the case of an individual Non-U.S. Holder, such holder is present in the United States for 183 days or more in the year of such sale, exchange, or retirement and has a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States.

          (c) Based upon the Company's intended treatment of the PEPS, the fair market value of the PEPS should not be includible in the gross estate of a non-resident alien individual for United States federal income tax purposes.

There is, however, no legal authority that has addressed the United States federal income tax treatment of the PEPS or a debt instrument similar to the PEPS held by a Non-U.S. Holder. IRS may take the position that certain payments under the PEPS received by a Non-U.S. Holder constitute income subject to United States federal withholding tax, and may also take the position that all or a portion of a PEPS is includable in a non-resident alien's gross estate for United States federal estate tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of principal and interest and proceeds from the sale or exchange of a PEPS may be subject to a United States backup withholding at the rate of 31% if the holder fails to provide appropriate certificates (generally, by completing a Form W-9 or an acceptable substitute form in the case of a U.S. Holder and by completing a Form W-8, Form 1001 or an acceptable substitute form in the case of a Non-U.S. Holder). Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States federal income tax provided the required information is furnished to IRS.

     Payments to Non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042S.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof among the Company and the Underwriters (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase, the number of PEPS set forth opposite its name below:

              NAME                                                     NUMBER OF PEPS
              ----                                                     --------------
        Morgan Stanley & Co. Incorporated............................       865,000
        Cowen & Company..............................................        40,000
        A.G. Edwards & Sons, Inc. ...................................        40,000
        Everen Securities, Inc. .....................................        40,000
        Hambrecht & Quist LLC........................................        40,000
        Janney Montgomery Scott Inc. ................................        40,000
        Legg Mason Wood Walker, Incorporated.........................        40,000
        McDonald & Company Securities, Inc. .........................        40,000
        Merrill Lynch, Pierce, Fenner & Smith Incorporated...........        40,000
        Oppenheimer & Co., Inc. .....................................        40,000
        Prudential Securities Incorporated...........................        40,000
        Scott & Stringfellow, Inc. ..................................        40,000
                                                                          ---------
                  Total..............................................     1,305,000
                                                                          =========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the PEPS are subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the PEPS if any such PEPS are taken.

     The Underwriters initially propose to offer the PEPS directly to the public at the applicable public offering price set forth on the cover page hereof and to certain dealers at a price that represents a concession not in excess of $0.70 per PEPS. After the initial offering of the PEPS, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The PEPS have been approved for listing on the NYSE, subject to official notice of issuance. The Company will use its best efforts to maintain the listing of the PEPS on the NYSE or a United States national securities system or another self-regulatory organization whose rules and regulations are filed with the Commission pursuant to the Exchange Act. In addition, the Company has been advised by the Underwriters that they currently intend to make a market in the PEPS as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the PEPS and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurances can be given as to the liquidity of the market for the PEPS.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 195,000 additional PEPS at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of the PEPS offered hereby.

     Certain of the Underwriters have from time to time performed various investment banking services for the Company and its subsidiaries, for which customary compensation has been received.

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

P R O S P E C T U S

                            THE TIMES MIRROR COMPANY
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS
                            ------------------------

     The Times Mirror Company, a Delaware corporation (the "Company" or "Times Mirror"), may offer and sell, from time to time, up to an initial aggregate offering price of $200 million, its: (i) debt securities ("Debt Securities") in one or more series, consisting of debentures, notes or other evidences of indebtedness and having such prices and terms as are determined at the time of sale; (ii) shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"), which may be issued in one or more series; (iii) shares of Series A Common Stock, par value $1.00 per share ("Series A Common Stock"), and shares of Series B Common Stock, par value $1.00 per share ("Series B Common Stock" and collectively with Series A Common Stock, the "Common Stock"), which may be issued in one or both series; and (iv) Warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock. The Debt Securities, Preferred Stock, Common Stock and Warrants are collectively referred to herein as "Securities." The Securities may be issued as units and in any combination.

     Specific terms of the Securities ("Offered Securities") in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"), together with the terms of the offering of the Offered Securities and the initial price and net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following:
(i) in the case of Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated debt, authorized denomination, maturity, rate or rates of interest (or method of calculation thereof) and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, and any listing on a national securities exchange;
(ii) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial public offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provisions, any voting rights, any conversion or exchange rights and any listing on a national securities exchange; (iii) in the case of Common Stock, the number of shares of Common Stock and the terms of the offering and sale thereof and any listing on a national securities exchange; and (iv) in the case of Warrants, the number and terms thereof, the designation and number of Debt Securities, Preferred Stock or Common Stock issuable upon their exercise, the exercise price, the terms of the offering and sale thereof, where applicable, the duration and detachability thereof, and any listing of the Warrants or the underlying Debt Securities, Preferred Stock or Common Stock on a national securities exchange. The Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to the Securities covered by the Prospectus Supplement.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
         THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

     Prior to issuance there will have been no market for the Debt Securities, Preferred Stock, Series B Common Stock or Warrants and there can be no assurance that a secondary market for the Debt Securities or Warrants will develop. This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. The Securities may be offered through one or more different plans of distribution, including offerings through underwriters. See "Plan of Distribution."

                THE DATE OF THIS PROSPECTUS IS FEBRUARY 28, 1996

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities, Preferred Stock, Common Stock and Warrants. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company, reference is made to the Registration Statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such registration statement and the other reports and information filed by Times Mirror with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Series A Common Stock and Conversion Preferred Stock, Series B, par value $1.00 per share ("Series B Preferred Stock"), of Times Mirror are listed on the New York Stock Exchange (the "NYSE") and Series A Common Stock is also listed on the Pacific Stock Exchange and reports, proxy and information statements and other information concerning Times Mirror can be inspected at such exchanges.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission (File No. 1-13492) pursuant to the Exchange Act are incorporated by reference and shall be deemed a part hereof:

          (a) Times Mirror's Annual Report on Form 10-K for the year ended December 31, 1994;

          (b) Times Mirror's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;

          (c) Times Mirror's Current Reports on Form 8-K dated February 1, 1995 and March 23, 1995; and

          (d) The description of the Company's Series A Common Stock and Series B Preferred Stock set forth under the caption "Description of Registrant's Securities to be Registered" in Times Mirror's Registration Statements on Form 8-A dated November 21, 1994 and December 22, 1994, respectively, together with any amendment or report filed with the Commission for the purpose of updating such descriptions.

     All other reports filed by Times Mirror pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities hereby are incorporated herein by reference and shall be deemed a part hereof when filed.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular Offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO THE COMPANY THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO CORPORATE SECRETARY, THE TIMES MIRROR COMPANY, TIMES MIRROR SQUARE, LOS ANGELES, CALIFORNIA 90053, TELEPHONE (213) 237-3700.

                                  THE COMPANY

     Times Mirror is engaged principally in the newspaper publishing, professional information and consumer media publishing businesses. Times Mirror publishes the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate, the Greenwich Times, and several smaller newspapers. Through its subsidiaries, the Company also provides professional information to the legal, aviation and health care industries, publishes college texts, other categories of books and magazines and also provides training information and services. Times Mirror was incorporated in the State of Delaware in June 1994 for the purpose of owning and operating these businesses after a reorganization of Times Mirror's predecessor was completed in February 1995. Times Mirror's predecessor was incorporated in 1884 in the State of California and was reincorporated in the State of Delaware in 1986. All references herein to the Company and Times Mirror shall include Times Mirror's predecessor, Times Mirror's subsidiaries and Times Mirror, collectively, unless the context suggests otherwise.

     Times Mirror's principal executive offices are located at Times Mirror Square, Los Angeles, California 90053 and its telephone number is (213) 237-3700.

                                USE OF PROCEEDS

     Unless otherwise set forth in the accompanying Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes.

            RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
                 TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                                                        NINE MONTHS
                                                   YEAR ENDED DECEMBER 31                  ENDED
                                          ----------------------------------------     SEPTEMBER 30,
                                          1990     1991     1992     1993     1994         1995
                                          ----     ----     ----     ----     ----     -------------
Ratio of earnings to fixed charges        2.6x     1.3x     (a)      2.0x     3.8x           (b)
Ratio of earnings to fixed charges and
  preferred stock dividends               N/A      N/A      N/A      N/A      N/A            (c)

---------------

(a) Earnings are approximately $7 million lower than the amount needed to cover fixed charges in this year, as earnings in 1992 were impacted by over $200 million in restructuring charges.

(b) Earnings are approximately $237 million lower than the amount needed to cover fixed charges in this period, as earnings were impacted by approximately $383 million in restructuring charges.

(c) Earnings are approximately $291 million lower than the amount needed to cover fixed charges and preferred stock dividends in this period, as earnings were impacted by approximately $383 million in restructuring charges.

     The ratio of earnings to fixed charges was computed by dividing earnings (income from continuing operations before income taxes, adjusted for fixed charges (net of capitalized interest), equity income or loss from unconsolidated affiliates and amortization of capitalized interest) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term and other debt, capitalized interest, the interest factor deemed to be included in rental expense, and certain amortization.

     The ratio of earnings to fixed charges and preferred stock dividends was computed as described above, except that fixed charges were combined with the preferred stock dividends for the period indicated. The preferred stocks were issued in 1995 and began accruing dividends on March 1, 1995.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate ("Offered Debt Securities"). Offered Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Offered Debt Securities will be described in the Prospectus Supplement or Prospectus Supplements relating to such series.

     The Offered Debt Securities will be issued under an Indenture (the "Indenture"), between Times Mirror and a trustee (the "Trustee"), the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms capitalized in this Prospectus. Wherever particular sections, articles or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such sections, articles or defined terms are incorporated herein or therein by reference.

GENERAL

     The Indenture does not limit the aggregate amount of Offered Debt Securities that may be issued thereunder, and Offered Debt Securities may be issued thereunder from time to time in one or more separate series up to the aggregate principal amount from time to time authorized by Times Mirror for each series. The Offered Debt Securities will be unsecured and unsubordinated obligations of Times Mirror and will rank equally and ratably with other unsecured and unsubordinated indebtedness of Times Mirror.

     The applicable Prospectus Supplement or Prospectus Supplements will describe, to the extent applicable, each of the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered:
(i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether any of the Offered Debt Securities are to be issuable in permanent global form and, if so, the terms and conditions, if any, upon which interests in such Offered Debt Securities in global form may be exchanged, in whole or in part, for the individual Offered Debt Securities represented thereby; (iv) the person to whom any interest on any Offered Debt Security of the series will be payable if other than the person in whose name the Offered Debt Security is registered on the Regular Record Date; (v) the date or dates on which the Offered Debt Securities will mature; (vi) the rate or rates at which the Offered Debt Securities will bear interest (or the method by which such rate or rates will be determined), if any; (vii) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest on the Offered Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date; (viii) each office or agency where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (ix) the period or periods within which, the events upon the occurrence of which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional or mandatory provisions, be redeemed or purchased, in whole or in part, by Times Mirror and any terms and conditions relevant thereto;
(x) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (xi) the currency or currencies, including composite currencies, of payment of principal of, and any premium and interest on, the Offered Debt Securities if other than United States dollars; (xii) any index or formula used to determine the amount of payments of principal of and any premium and any interest on the Offered Debt Securities; (xiii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series that will be payable upon declaration of the acceleration of the maturity thereof; (xiv) the applicability of the provisions described under "Restrictive Covenants"; (xv) any Events of Default with respect to the Securities of such series, if not otherwise set forth under "Events of Default"; (xvi) the applicability of the provisions described under "Defeasance and Discharge"; (xvii) whether the Offered Debt Securities are convertible or exchangeable into shares of Common Stock or any other security of the Company or other entities and the terms of any such conversion or exchange; and (xviii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture.

     Offered Debt Securities may be issued at a discount from their principal amount. Certain federal income tax considerations and other special considerations applicable to any such original issue discount securities will be described in the applicable Prospectus Supplement.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Offered Debt Securities will be payable, and the exchange of and the transfer of Offered Debt Securities will be registrable, at the office or agency of Times Mirror maintained for such purpose and at any other office or agency maintained for such purpose. Unless otherwise indicated in the applicable Prospectus Supplement, the Offered Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but Times Mirror may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL SECURITIES

     If the Offered Debt Securities are represented by one or more Global Securities, the applicable Prospectus Supplement will describe the terms of the depositary arrangement with respect to such Global Securities.

RESTRICTIVE COVENANTS

     Affirmative Covenants. In addition to such other covenants, if any, as may be described in the accompanying Prospectus Supplement and except as may otherwise be set forth therein, the Indenture for the Offered Debt Securities will require the Company, subject to certain limitations described therein, to, among other things, do the following: (i) deliver to the Trustee copies of all reports filed with the Commission; (ii) deliver to the Trustee annual officers' certificates with respect to the Company's compliance with its obligations under the Indenture; (iii) maintain its corporate existence subject to the provisions described below relating to mergers and consolidations; and (iv) pay all taxes when due except where such taxes are being contested in good faith. Except as may be set forth in the accompanying Prospectus Supplement, the Indenture will not restrict the business or operations of the Company or its subsidiaries, limit their indebtedness or prohibit any liens, charges or other encumbrances on any properties or other assets they may have from time to time.

REDEMPTION

     If and to the extent set forth in the accompanying Prospectus Supplement, the Company will have the right to redeem the Offered Debt Securities, from time to time, in whole or in part, after the date and at the redemption prices set forth in the accompanying Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OR LEASE OF ASSETS

     Times Mirror, without consent of any holders of outstanding Debt Securities, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to any Person, and any Person may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to Times Mirror, provided that (i) the Person (if other than Times Mirror) formed by such consolidation or into which Times Mirror is merged or the Person which acquires or leases the assets of Times Mirror substantially as an entirety is a corporation, partnership or trust organized and existing under the laws of any United States jurisdiction and expressly assumes Times Mirror's obligations on the Offered Debt Securities and under the Indenture, (ii) immediately after giving effect to such transaction no Event of Default (as defined below), and no event which, after notice or lapse of time or both, would become an Event of Default, happened and is continuing, and (iii) certain other conditions are met.

EVENTS OF DEFAULT

     Except as may be described in the accompanying Prospectus Supplement, an "Event of Default" will be defined under the Indenture for the Offered Debt Securities as being any one of the following events: (i) default for 30 days in payment of any interest on the Offered Debt Securities; (ii) default in payment of any principal of (or premium, if any, on) the Offered Debt Securities, either at maturity, upon redemption or otherwise; (iii) default for 90 days after written notice in the performance of, or breach of, any covenants or warranty of Times Mirror in the Indenture; and (iv) certain events of bankruptcy, insolvency or reorganization.

     The Indenture for the Offered Debt Securities will provide that if an Event of Default (other than an Event of Default due to certain events of bankruptcy, insolvency or reorganization) has occurred and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the Offered Debt Securities outstanding under the Indenture for the Offered Debt Securities, or such other amount as may be specified in the Prospectus Supplement, may declare the principal amount of all Offered Debt Securities under that Indenture to be due and payable immediately.

     The Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default under the Indenture with respect to Offered Debt Securities of any series, mail to all holders of Offered Debt Securities of such series notice of such default known to the Trustee, unless such default shall have been cured or waived; provided that, except in the case of default in the payment of principal of or interest on any of such series, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders.

     The Indenture will provide that Times Mirror is required to furnish to the Trustee annually a statement of certain officers of Times Mirror to the effect that, to the best of their knowledge, Times Mirror is not in default in the performance and observance of any of the terms of the Indenture or, if they have knowledge that Times Mirror is in default, specifying such default.

     The Indenture will provide that the holders of not less than a majority in aggregate principal amount of all outstanding Offered Debt Securities of any series will have the right, on behalf of the holders of all outstanding Offered Debt Securities of such series, to waive certain defaults and, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Offered Debt Securities of that series. The Indenture will also provide that in case an Event of Default with respect to Offered Debt Securities of any series has occurred and is continuing, the Trustee shall exercise, with respect to such series, such of the rights and powers vested in it under the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity.

DEFEASANCE AND DISCHARGE

     Except as may otherwise be provided in the accompanying Prospectus Supplement, the Company can discharge or defease its obligations under the Indenture for the Offered Debt Securities as set forth below.

     Under terms satisfactory to the Trustee, the Company may discharge certain obligations to holders of the Offered Debt Securities that have not already been delivered to the Trustee for cancellation and that have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee funds, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and premium, if any, and interest on such Offered Debt Securities.

     The Company may also discharge any and all of its obligations to holders of the Offered Debt Securities at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Offered Debt Securities, to replace any temporary, mutilated, destroyed, lost or stolen Offered Debt Securities or to maintain an office or agency in respect of such Offered Debt Securities and certain other obligations. Alternatively, the Company may be released with respect to the Offered Debt Securities from the obligations imposed by specific sections of the Indenture for the Offered Debt Securities (including the covenant described above limiting consolidations, mergers, asset sales and leases) and omit to comply with such provisions without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity the principal of and premium, if any, and interest on all outstanding Offered Debt Securities; (ii) no Event of Default under the Indenture for the Offered Debt Securities has occurred and is then continuing; (iii) the defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, under any agreement to which the Company is a party or by which it is bound; and (iv) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and that such defeasance or covenant defeasance will not otherwise alter such holders' federal income tax treatment of principal and interest payments on the Offered Debt Securities.

MODIFICATIONS TO THE INDENTURE

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities will provide that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Offered Debt Securities to, among other things: (i) add covenants, conditions and restrictions for the protection of the holders of Offered Debt Securities; (ii) surrender any right of or power conferred upon the Company; (iii) cure any ambiguity or correct any inconsistency in the Indenture for the Offered Debt Securities; (iv) make any change that does not adversely affect the legal rights of holders of Offered Debt Securities; (v) modify, eliminate or add to the provisions of the Indenture for the Offered Debt Securities to the extent necessary to qualify that Indenture under applicable federal statutes; or (vi) make any other changes in the Indenture before Offered Debt Securities are issued thereunder, provided that such changes are not prohibited by the Trust Indenture Act.

     Except as may otherwise be set forth in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities also will contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Offered Debt Securities outstanding affected by such supplemental indenture, to enter into supplemental indentures in order to add any provision to, change in any manner or eliminate any of the provisions of the Indenture for the Offered Debt Securities or modify in any manner the rights of the holders of the Offered Debt Securities so affected; provided that no such supplemental indenture shall, among other things, without the consent of the holder of each outstanding Offered Debt Security affected thereby: (i) reduce the percentage in principal amount of Offered Debt Securities whose holders must consent to an amendment to the Indenture or supplemental indenture or waiver with respect to the Indenture;
(ii) reduce the rate of or change the time for payment of interest on any Offered Debt Security; (iii) reduce the principal of or change the fixed maturity of any Offered Debt Security; or (iv) waive a default in the payment of the principal of, or interest on, any Offered Debt Security. The holders of at least a majority in principal amount of Offered Debt Securities outstanding of any series may, on behalf of the holders of all Offered Debt Securities of that series, waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of, or premium, if any, or interest on, any Offered Debt Security of that series or in respect of a covenant or provision that under the Indenture cannot be modified or amended without the consent of the holder of each Offered Debt Security outstanding of the series affected.

REGARDING THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of Times Mirror, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in certain other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

GOVERNING LAW

     Unless otherwise specified in the accompanying Prospectus Supplement, the Indenture for the Offered Debt Securities and the Offered Debt Securities will be governed by New York law.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue: (i) 500,000,000 shares of Series A Common Stock, of which 76,860,290 shares were issued and outstanding at February 22, 1996; (ii) 100,000,000 shares of Series B Common Stock, none of which is outstanding; (iii) 300,000,000 shares of Series C Common Stock, par value $1.00 per share ("Series C Common Stock"), of which 27,937,624 shares were issued and outstanding at February 22, 1996; and (iv) 33,000,000 shares of Preferred Stock, of which (a) 900,000 shares are designated Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred Stock"), of which 823,568 were issued and outstanding at February 22, 1996 and (b) 25,000,000 shares are designated Series B Preferred Stock, of which 7,789,276 were issued and outstanding at February 22, 1996.

COMMON STOCK

     General

     The following description of the Common Stock and the Series C Common Stock sets forth general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock by the Company, upon exercise of Warrants or under the terms of the Stock Purchase Contracts, as the case may be.

     The following description of the Series A Common Stock and Series C Common Stock is summarized from, and qualified in its entirety by reference to, the Amended and Restated Certificate of Incorporation of the Company (the "Restated Certificate") and the Certificate of Designation of the Series C Common Stock (the "Series C Certificate of Designation"), filed as exhibits to the Registration Statement of which this Prospectus constitutes a part. Except with respect to transfer and voting, Series C Common Stock are identical in all respects to Series A Common Stock. Series C Common Stock is entitled to 10 votes per share and, as described below, will be subject to significant transfer restrictions. The Series A Common Stock is listed on the NYSE and the Pacific Stock Exchange. As discussed below, as a result of restrictions on transfer, the Series C Common Stock is not traded.

     Rights to Designate Series B Common Stock

     Pursuant to the Restated Certificate, the Board of Directors of the Company is entitled to designate certain rights, powers and preferences of a class of Series B Common Stock in addition to the outstanding Series A Common Stock and the Series C Common Stock, as discussed below. First, the Board may determine the exact number of votes per share of Series B Common Stock at not less than 1/10 nor more than 1. Second, the Board may also make other changes in the rights, powers and preferences of the Series B Common Stock, provided that in no such case may the rights, powers and preferences of any such series be greater than those described herein. Subject to the foregoing, it is anticipated that Series B Common Stock, if authorized by the Board of Directors, will be identical in all respects to the Series A Common Stock currently outstanding, except with respect to voting. Specifically, it is anticipated that each share of Series B Common Stock will be entitled to one-tenth (1/10) of a vote rather than one vote per share.

     The description herein of the rights, powers and preferences of the Series B Common Stock is subject to the discretionary authority of the Board as described above. The Board presently has no intention of issuing any shares of Series B Common Stock or of utilizing such authority to vary the terms of the Series B Common Stock from those described herein unless it determines that such change is necessary in light of legal developments or in order to comply with, or establish an exemption from, any applicable law, regulation or rule of any governmental authority, national securities exchange or national market system.

     Voting

     Except as set forth below, all actions submitted to a vote of the Company's stockholders will be voted on by holders of Series A Common Stock, Series B Common Stock, Series C Common Stock and Series B Preferred Stock voting together as a single class. The affirmative vote of the holders of a majority of the outstanding shares of Series A Common Stock, Series B Common Stock and/or Series C Common Stock, voting separately as a class, is required (i) to approve any amendment to the Restated Certificate that would alter or change the powers, preferences or special rights of such series so as to affect it adversely and
(ii) to approve such other matters as may require class votes under the General Corporation Law of the State of Delaware.

    Dividends and Other Distributions (including Distributions upon Liquidation or Sale of the Company)

     Unless otherwise determined by the Board in the resolutions providing for the issuance of Series B Common Stock, each share of Series A Common Stock, Series B Common Stock and Series C Common Stock is equal in respect of dividends and other distributions in cash, stock or property (including distributions upon liquidation of the Company and consideration to be received upon a merger or consolidation of the Company or a sale of all or substantially all of the Company's assets), except that in the case of dividends or other distributions payable on the Series A Common Stock, Series B Common Stock or Series C Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Series A Common Stock is to be distributed with respect to Series A Common Stock; only Series B Common Stock is to be distributed with respect to Series B Common Stock; and only Series C Common Stock is to be distributed with respect to Series C Common Stock. In no event will either Series A Common Stock, Series B Common Stock or Series C Common Stock be split, divided or combined unless each other class is proportionately split, divided or combined. The Series A Preferred Stock and Series B Preferred Stock rank prior to the Common Stock. See "Preferred Stock -- Ranking" below.

     Restrictions on Transfer of Series C Common Stock; Convertibility of Series C Common Stock into Series A Common Stock

     As more fully described below, the transferability of the Series C Common Stock is significantly restricted. For example, in the case of holders of Series C Common Stock who are individuals, permitted transferees include certain family members of the holder and certain entities controlled by, or for the benefit of, the holder and such family members.

     As a result of such restrictions on transfer, no trading market will develop in Series C Common Stock. The Series C Common Stock is, however, convertible at all times and without cost to the holder (except any transfer taxes which may be payable, as in the case of any transfer of Series A Common Stock, if certificates are to be issued in a name other than that in which the certificate surrendered is registered) into Series A Common Stock on a share for share basis. To effect such a conversion, the Series C Common Stock holder must deliver to the Company's transfer agent a certificate or certificates representing Series C Common Stock to be converted and a written notice of the election of such holder to convert such Series C Common Stock into Series A Common Stock indicating, among other things, the names and addresses of persons to whom certificates representing Series A Common Stock shall be issued. Stockholders desiring to sell their equity interest in the Company represented by their shares of Series C Common Stock may convert those shares into an equal number of shares of Series A Common Stock and sell the shares of Series A Common Stock in the public market.

     A stockholder who does not wish to complete the conversion process prior to a sale may effect a sale of the Series A Common Stock into which such stockholder's Series C Common Stock is convertible by delivering the certificate or certificates for such shares of Series C Common Stock to a broker, properly endorsed. The broker will then present the Series C Common Stock certificate or certificates to the Company's transfer agent who will issue to the purchaser a certificate for the number of shares of Series A Common Stock sold in settlement of the transaction. (If the stockholder sells fewer than all of the shares of Series A Common Stock into which such Series C Common Stock certificate or certificates could be converted, the transfer agent will return to such stockholder a certificate for Series C Common Stock representing the balance of such shares unless the stockholder specifies that the transfer agent should return a certificate for Series A Common Stock). Accordingly, there should be no delay or extra expense involved in selling the equity interest in the Company represented by the Series C Common Stock. Series A Common Stock and Series B Common Stock is not convertible by the holders thereof into any other class of stock.

     The Company does not believe that Series C Common Stock will be accepted as security for the extension of credit by securities brokers or dealers. It is however, permissible to pledge Series C Common Stock to secure loans from banks and other lenders, provided that such shares are not transferred to or registered in the name of the pledgee and that upon a foreclosure of the pledge, the pledgee may only convert such shares into Series A Common Stock or transfer such shares only to a person to whom the pledging holder of Series C Common Stock holder could have transferred them.

     Series C Common Stock issued in a stockholder's own name is not transferable into "nominee" or "street" name. However, if on the date that the Series C Stock was initially distributed by the Corporation as a dividend the ("Distribution Record Date") shares of Series C Common Stock are registered in nominee or street name, the shares of Series C Common Stock issued in respect thereof will be registered in the same nominee or street name. Such shares of Series C Common Stock may be transferred out of the nominee or street name into the name of the person who was the beneficial owner of the Series C Common Stock on the Distribution Record Date (or a "Permitted Transferee," as hereinafter described, of such person), and once so transferred, may not be transferred back into nominee or street name. Series C Common Stock held in nominee or street name may be converted into Series A Common Stock, and the Series A Common Stock received will, depending on the nature of the transaction and the instructions of the parties, be registered in the name of the original beneficial owner, a transferee of such owner or a nominee for such owner or transferee. (If a certificate for Series C Common Stock is to be returned in connection with a partial conversion or sale of Series C Common Stock held in nominee name, such returned certificate will be registered in the name of the nominee that presented the original certificate or certificates to the transfer agent unless contrary instructions are given.)

     Other than pursuant to conversions into Series A Common Stock as described above, a record or beneficial owner of shares of Series C Common Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a "Permitted Transferee," as defined. A brief description of permitted transfers is set forth below. The description is intended to be illustrative only and is subject to the provisions set forth in the Restated Certificate and Series C Certificate of Designation.

     In the case of a holder of shares of Series C Common Stock of record who is a natural person and the beneficial owner of the shares of Series C Common Stock to be transferred, Permitted Transferees include:

          (A) such holder of Series C Common Stock's spouse;

          (B) any of the lineal descendants of a grandparent of such holder of Series C Common Stock, including adopted children, and their spouses (such persons and their spouses, together with the spouse of the holder of Series C Common Stock, are hereinafter referred to as "such holder of Series C Common Stock's family members");

          (C) the guardian or conservator of a holder of Series C Common Stock who has been adjudged disabled or incompetent by a court of competent jurisdiction;

          (D) the executor or administrator of the estate of a deceased holder of Series C Common Stock;

          (E) the trustee of the estate of a bankrupt or insolvent holder of Series C Common Stock;

          (F) the trustee of a trust principally for the benefit of such holder of Series C Common Stock or such holder of Series C Common Stock's family members;

          (G) certain charitable organizations established by such holder of Series C Common Stock or such holder of Series C Common Stock's family members;

          (H) a partnership, if, and only for so long as, all of the partners are, and all of the partnership interests are owned by, such holder of Series C Common Stock and/or one or more of the Permitted Transferees of such holder of Series C Common Stock; and

          (I) a corporation, if, and only for so long as, sufficient shares entitled to elect at least a majority of the entire board of directors of such corporation are beneficially owned by such holder of Series C

     Common Stock and/or one or more of the Permitted Transferees of such holder of Series C Common Stock.

     Series C Common Stock held beneficially and of record by partnerships may be transferred to a partner who was also a partner on the Distribution Record Date, any person transferring Series C Common Stock to such partnership after the Distribution Record Date (up to the amount of shares so transferred) and any Permitted Transferee of any such partner or person. Series C Common Stock held beneficially and of record by corporations may be transferred (i) to any stockholder of such corporation who was also a stockholder on the Distribution Record Date and who is generally entitled to vote in the election of directors of such corporation, provided that such corporation does not have more than 30 voting stockholders of record on the Distribution Record Date (or such greater number of voting stockholders as may be allowed under the applicable state law of such corporation in order to qualify as a close corporation), (ii) to any stockholder through a pro rata dividend or liquidation, (iii) to any person transferring Series C Common Stock to such corporation after the Distribution Record Date (up to the amount of shares so transferred), (iv) to any Permitted Transferee of any such stockholder or person and, (v) to the survivor of a merger or consolidation of such corporation if those persons who owned beneficially sufficient shares entitled to elect at least a majority of the entire board of directors of such constituent corporation immediately prior to the merger or consolidation own beneficially sufficient shares entitled to elect at least a majority of the entire board of directors of the surviving corporation. Series C Common Stock held of record by a trustee of a trust that is irrevocable on the Distribution Record Date may be transferred (i) to a successor trustee who is described in subparagraph (ii), (iii) or (iv), below, or who is not and by becoming successor trustee will not otherwise become, a Related Person, (ii) to any person to whom or for whose benefit income may be distributed during the term of the trust, (iii) to any person to whom or for whose benefit principal may be distributed either during or at the end of the term of the trust, and (iv) to any lineal descendant of a grandparent of the creator of such trust, the spouse of such creator and the spouse of any such lineal descendant. Shares of Series C Common Stock held by a trustee of any other trust may be transferred to a successor trustee who is not and will not thereby become a Related Person, to the person who established such trust and to such person's Permitted Transferees.

     Each certificate representing Series C Common Stock bears a legend stating that the shares represented thereby are subject to restrictions on transfer and the registration of transfer. Any transfer of Series C Common Stock not permitted under the Series C Certificate of Designation will result in the conversion of the transferee's Series C Common Stock into Series A Common Stock, generally effective on the date on which certificates representing such shares are presented for transfer on the books of the Company, provided, however, that if the Company should determine that such shares were not so presented for transfer within 20 days after the date of such sale, transfer assignment or other disposition, the transfer date shall be the actual date of such sale, transfer, assignment or other disposition, as determined in good faith by the Board or its appointed agent. As a condition to the transfer or registration of transfer of Series C Common Stock, the Company may require the furnishing of such affidavits or other proof as it deems necessary to establish that the transferee is a Permitted Transferee. If no indication to the contrary is supplied at the time shares of Series C Common Stock are presented for transfer, the transfer shall be presumed by the Company to be a transfer to a non-Permitted Transferee. Series C Common Stock converted into Series A Common Stock by the holder or by the holder's transfer to a person who is not a Permitted Transferee shall resume the status of authorized but unissued shares of Series C Common Stock.

     Termination and Conversion of Series B and/or Series C Common Stock

     Either or both the Series B Common Stock and Series C Common Stock will automatically be converted into Series A Common Stock on a share-for-share basis
(i) at any time the Board and the holders of a majority of the outstanding shares of the series approve the conversion of all of such series into Series A Common Stock, (ii) if, as a result of the existence of the series, the Series A Common Stock becomes excluded from trading on the NYSE, the American Stock Exchange and all other national securities exchanges and is also excluded from quotation on NASDAQ or any other national quotation system then in use, (iii) if the Board, in its sole discretion, elects to effect a conversion of such series in connection with its approval of any sale or lease of all or any substantial part of the Company's assets or any merger, consolidation, liquidation or dissolution of the Company, or (iv) if the Board, in its sole discretion, elects to effect a conversion of such series after a determination that there has been a material adverse change in the liquidity, marketability or market value of the outstanding Series A Common Stock, considered in the aggregate (a) due to the exclusion of the Series A Common Stock from trading on a national securities exchange or the exclusion of the Series A Common Stock from quotation on NASDAQ, or such other national quotation system then in use, or (b) due to requirements of federal or state law, in any such case, as a result of the existence of such series. To the extent that the Board has discretion, the decision whether or not to exercise its authority to effect a conversion of Series B Common Stock or Series C Common Stock would be made in light of all the existing facts and circumstances affecting the interests of the Company and its stockholders, including the effect such conversion could have on the Company's vulnerability to an unsolicited hostile takeover attempt and any of the other factors referred to herein.

     In the event of any such termination of Series B Common Stock or Series C Common Stock, certificates formerly representing outstanding shares of that series shall thereafter be deemed to represent a like number of shares of Series A Common Stock. If both Series B Common Stock and Series C Common Stock are terminated, all outstanding shares of Series A Common Stock shall again be denominated common stock and all certificates representing outstanding shares of Series A Common Stock shall thereafter be deemed to represent a like number of shares of common stock.

     Preemptive Rights

     Neither the Series A Common Stock, the Series B Common Stock nor the Series C Common Stock carries any preemptive rights enabling a holder to subscribe for or receive shares of stock of the Company of any class or any other securities convertible into shares of stock of the Company. The Board will continue to possess the power to issue shares of authorized but unissued Series A Common Stock, Series B Common Stock, Series C Common Stock and preferred stock without further stockholder action.

PREFERRED STOCK

     The following summary contains a description of certain general terms of the Company's Preferred Stock to which any Prospectus Supplement may relate. Certain terms of any series of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating thereto. Preferred Stock may be convertible and, if so convertible, may be converted into one or both of Common Stock and Debt Securities. The Preferred Stock may also be exchangeable, at the option of the Company, for Debt Securities (see "Description of Debt Securities"). If Preferred Stock or Warrants exercisable for Preferred Stock are being offered, if Preferred Stock is issued under Stock Purchase Contracts, or if Preferred Stock is exchangeable for Debt Securities, the accompanying Prospectus Supplement will describe the rights, privileges, preferences and restrictions of such Preferred Stock, including, without limitation, (i) the designation, (ii) the number of authorized shares of the series in question, (iii) the dividend rate (or method of calculation), (iv) any voting rights, conversion rights, anti-dilution protections, exchangeability provisions and terms of the Debt Securities that are exchangeable for the Preferred Stock, (v) any redemption provisions, liquidation preferences and (vi) any sinking fund provisions. If fractional interests in shares of Preferred Stock may be issued, there will be a depositary for the shares of Preferred Stock involved and the applicable Prospectus Supplement will describe the terms of the depositary arrangement and related matters.

     Upon issuance, against full payment of the purchase price therefor, shares of Preferred Stock will be fully paid and nonassessable. Preferred Stock issuable upon exercise of any Warrants exercisable for Preferred Stock (upon payment in full of the Warrant exercise price) or conversion of any Debt Securities convertible into Preferred Stock or under the Stock Purchase Contracts will be fully paid and nonassessable.

     The following description of the Series A Preferred Stock and Series B Preferred Stock is summarized from, and is qualified in its entirety by reference to, the Restated Certificate, the Certificate of Designation of the Series A Preferred Stock (the "Series A Certificate of Designation") and the Certificate of Designation of the Series B Preferred Stock (the "Series B Certificate of Designation"), which are filed as exhibits to the Registration Statement of which this Prospectus constitutes a part.

     Ranking

     The Series A Preferred Stock ranks on a parity with the Series B Preferred Stock, and ranks prior to the Common Stock with respect to dividend rights and rights on liquidation, winding up or dissolution of the Company, and to all other classes and series of equity securities of the Company hereafter issued, other than any class or series of equity securities of the Company expressly designated as being on a parity with (the "Parity Stock") or senior to (the "Senior Stock") the Series A Preferred Stock and Series B Preferred Stock (the Series A Preferred Stock and Series B Preferred Stock are collectively referred to herein as the "Series A and Series B Preferred Stock"). Such other classes or series of equity securities of the Company not expressly designated as being on a parity with or senior to the Series A and Series B Preferred Stock are referred to hereinafter as "Junior Stock." The rights of holders of shares of Series A and Series B Preferred Stock are subordinate to the rights of the Company's general creditors. The Series A and Series B Preferred Stock are subject to creation of Senior Stock, Parity Stock and Junior Stock to the extent not expressly prohibited by the Restated Certificate, the Series A Certificate of Designation and the Series B Certificate of Designation.

     Dividend Rights

     Holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, cumulative cash dividends at an annual rate of 8%.

     Holders of Series B Preferred Stock are entitled to receive, when, as and if dividends on the Series B Preferred Stock are declared by the Board of Directors of the Company out of funds legally available therefor, cumulative cash dividends, accruing at the rate of $1.374 per share per annum. Dividends will cease to accrue in respect of the Series B Preferred Stock on the earliest to occur of (i) March 31, 1998 (the "Mandatory Conversion Date"), (ii) the date of their redemption by the Company or (iii) in the event of an automatic conversion due to a Fundamental Transaction (as defined below), on the business day (the "Settlement Date") immediately preceding the effective date of the Fundamental Transaction.

     Dividends on the Series A and Series B Preferred Stock are payable quarterly following each quarterly dividend period (a "Dividend Period"), or, if any such day is a non-business day, on the next business day (each a "Dividend Payment Date"). Dividends payable for any period less than a full Dividend Period are computed on the basis of a 360-day year with equal months of 30 days. Dividends are fully cumulative and accrue on a daily basis. Dividends declared are payable to holders of record of Series A and Series B Preferred Stock as they appear on the stock books of the Company as of the close of the business on such record dates, not more than 60 calendar days preceding the applicable Dividend Payment Date therefor, as determined by the Board of Directors of the Company or a duly authorized committee thereof. Dividends are payable on March 15, June 15, September 15 and December 15, and commenced June 15, 1995.

     Dividends on the Series A and Series B Preferred Stock will accrue whether or not such dividends are declared and accumulate to the extent they are not paid on the Dividend Payment Date for the quarter for which they accrue. Accumulated unpaid dividends will not bear interest. Holders of the Series A and Series B Preferred Stock are not entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative accrued dividends as described herein.

     No dividends in any form shall be declared or paid or set apart for payment on any Parity Stock or Junior Stock for any Dividend Period unless full dividends on the Series A and Series B Preferred Stock for the prior Dividend Period shall have been paid or declared and set aside. No cash dividends shall be declared or paid or set aside for payment on Parity Stock for any Dividend Period unless full cash dividends on the Series A and Series B Preferred Stock for the prior Dividend Period shall have been paid or declared and set aside.

     The Company shall not declare or pay any dividend or other distribution (other than in Common Stock or other Junior Stock) with respect to any Junior Stock or Parity Stock, including Common Stock, or redeem or set apart funds for the purchase or redemption of any Junior Stock or Parity Stock through a sinking fund or otherwise, or purchase any shares of its Common Stock, unless and until
(i) the Company shall have paid full cash dividends on the Series A and Series B Preferred Stock for the most recent Dividend Period, or funds have been paid over to the dividend disbursing agent for the Company for payment of such dividends, and (ii) the Company has declared a cash dividend on the Series A and Series B Preferred Stock at the annual dividend rate for the current Dividend Period, and sufficient funds have been paid over to the dividend disbursing agent of the Company for the payment of a cash dividend at the end of such Dividend Period.

     No dividend shall be paid or set aside for holders of the Series A and Series B Preferred Stock for any Dividend Period unless full dividends have been paid or set aside for the holders of each class or series of Senior Stock. Therefore, the Company's ability to pay dividends on the Series A and Series B Preferred Stock may be subject to prior and superior rights of holders of another class or series of equity securities of the Company. The Company does not currently have outstanding any class or series of Senior Stock.

     Liquidation Preference

     Holders of shares of Series A and Series B Preferred Stock then outstanding are entitled to receive the liquidation preference of each of the Series A and Series B Preferred Stock, as the case may be, plus an amount per share equal to any dividends accrued but unpaid, without interest, in the event of any liquidation, dissolution or winding up of the Company whether voluntary or involuntary, out of or to the extent of the net assets of the Company legally available for such distribution, before any distributions are made with respect to any Common Stock or any other Junior Stock. If the net liquidation proceeds then available for distribution are insufficient to pay the liquidation preferences of the Series A and Series B Preferred Stock and any Parity Stock, such proceeds will be distributed on a pro rata basis to the Series A and Series B Preferred Stock and Parity Stock. Following payment of such liquidation preferences, the Series A and Series B Preferred Stock will not share in any additional net liquidation proceeds. The liquidation preference of the Series B Preferred Stock in the aggregate is $350 million and the per share liquidation preference is equal to $21.131 (the "Series B Price").

     Upon any such liquidation, dissolution or winding up of the Company, such preferential amounts with respect to the Series A and Series B Preferred Stock and any class or series of Parity Stock if not paid in full shall be distributed pro rata in accordance with the aggregate preferential amounts of the Series A and Series B Preferred Stock and such other classes or series of stock, if any.

     The liquidation preferences of the Series A and Series B Preferred Stock are not indicative of the price at which the shares trade.

     Voting Rights of Series A Preferred Stock

     The holders of shares of Series A Preferred Stock are not entitled to any voting rights, except as required by applicable law and as summarized below.

     So long as any shares of the Series A Preferred Stock are outstanding, Times Mirror will not, without the consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together with holders of shares of any Parity Stock upon which like voting vote have been conferred and are exercisable other than the Series B Preferred Stock (the "Voting Parity Stock"), voting together as a class, (i) amend, alter or repeal or otherwise change any provision of the Restated Certificate or the Series A Certificate of Designation so as to materially and adversely affect the rights, preferences, power or privileges of the Series A Preferred Stock, or (ii) authorize, create, issue or increase the authorized or issued amount of any class or series of any equity securities of Times Mirror, or any warrants, options or other rights convertible or exchangeable into any class or series of any Senior Stock or Parity Stock of Times Mirror. See "Ranking" and "Dividend Rights" above. The creation or issuance of Junior Stock with respect to the payment of dividends, or the distribution of assets upon liquidation, dissolution or winding-up of Times Mirror, or a merger, consolidation, reorganization or other business combination in which Times Mirror is not the surviving entity, or any amendment which increases the number of authorized shares of Series A Preferred Stock or Junior Stock with respect to the payment of dividends, or substitutes the surviving entity in a merger or consolidation for Times Mirror, shall not be considered to be a material and adverse change requiring a separate vote of the holders of the Series A Preferred Stock and Voting Parity Stock.

     At any time that dividends in an amount equal to dividend payments for six Dividend Periods have accrued and remain unpaid, holders of Series A Preferred Stock will have the right to a separate class vote to elect two directors to the Board of Directors of Times Mirror (in addition to the then authorized number of directors and any directors elected by the holders of Series B Preferred Stock) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Series A Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for six Dividend Periods have accrued and remained unpaid. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

     Voting Rights of Series B Preferred Stock

     The Series B Preferred Stock votes together with the Common Stock as a single class with respect to all matters submitted to the stockholders of the Company, except as otherwise required by law. Each share of Series B Preferred Stock is entitled to one vote, provided that the number of votes per share will be adjusted in the event and to the extent that the Common Equivalent Rate (as defined below) is adjusted in the future. See "Mandatory Conversion of Series B Preferred Stock" below.

     In addition, upon the failure of the Company to pay dividends on the Series B Preferred Stock for six Dividend Periods, the holders of Series B Preferred Stock will be entitled to a separate class vote to elect two additional directors to the Company's Board of Directors (in addition to the then authorized number of directors and any directors elected by the holders of Series A Preferred Stock) at the next annual meeting of stockholders. Upon payment of all dividend arrearages, holders of Series B Preferred Stock will be divested of such voting rights until any future time when dividends in an amount equal to dividend payments for six Dividend Periods have accrued and remain unpaid. The terms of the special directors will thereupon terminate and the authorized number of directors will be reduced by two.

     Any amendment of any of the provisions of the Restated Certificate or the Series B Certificate of Designation that would either (i) authorize or create any class of Senior Stock or (ii) alter or change the rights, preferences or limitations of Series B Preferred Stock so as to affect such rights, preferences or limitations in any material respect prejudicial to the holders thereof would require the affirmative vote or written consent of the holders of at least two-thirds of the total number of outstanding shares of Series B Preferred Stock. Any amendment of any of the provisions of the Restated Certificate that would either (A) increase the total number of authorized shares of Preferred Stock or (B) authorize or create any class of Parity Stock would require the affirmative vote or written consent of the holders of a majority of the total number of outstanding shares of Series B Preferred Stock; provided, however, that no such votes or affirmative consents of the holders of shares of Series B Preferred Stock shall be required if, at or prior to the issuance of any Senior Stock or Parity Stock, provision is made for the redemption of all of the shares of Series B Preferred Stock then outstanding. Any amendment that would authorize or create any series of Preferred Stock out of the existing authorized shares of Preferred Stock, or that would authorize or create any class of Junior Stock shall not be considered to affect adversely the rights, preferences or limitations of the outstanding shares of Series B Preferred Stock and will not require the consent of the holders of Series B Preferred Stock voting as a separate class.

     Except as otherwise required by law, the Series A Preferred Stock and the Series B Preferred Stock do not vote together as a single class.

     Optional Conversion of Series A Preferred Stock

     The Series A Preferred Stock may be converted into Common Stock by Times Mirror or by the holders thereof after the latest to occur of (i) the date on which the assets of either Chandler Trust No. 1 or Chandler Trust No. 2 (collectively, the "Chandler Trusts") are distributed to the beneficiaries thereof or (ii) February 1, 2025 (such later date being the "Redeemability Date") at a conversion price measured by the average market value of Series A Common Stock during the 20 trading days prior to the notice of election to convert Series A Preferred Stock. It is not possible to identify the date on which the assets of the Chandler Trusts may be distributed to their respective beneficiaries as the assets of those trusts are to be distributed upon the death of the last of a list of specified persons. In lieu of such conversion, each of the Chandler Trusts may elect to exchange shares of Series A Preferred Stock for shares of Series A Common Stock and Series C Common Stock, in the same proportion as its relative ownership of Series A Common Stock and Series C Common Stock immediately prior to such redemption; provided, however, that if the total votes represented by all shares of Common Stock owned by such holder immediately after such exchange (expressed as a percentage of the total voting power of Times Mirror outstanding immediately after such exchange) exceed the greater of (i) the total votes represented by all Common Stock of Times Mirror's predecessor ("Old Times Mirror Common Stock") owned by such holder as of June 5, 1994 (expressed as a percentage of the total voting power of Times Mirror's predecessor outstanding as of June 5, 1994) and (ii) the total votes represented by all Common Stock owned by such holder immediately prior to such exchange (expressed as a percentage of the total voting power of Times Mirror outstanding immediately prior to such exchange), then, with respect to all such excess votes, such holder has agreed that, to the extent any of such excess votes are voted, it will cause such excess votes to be cast on all matters proportionately on the same basis as the other votes cast at a meeting of stockholders of Times Mirror.

     Mandatory Conversion of Series B Preferred Stock

     On the Mandatory Conversion Date (i.e., March 31, 1998), each outstanding share of Series B Preferred Stock will convert automatically into (i) Series A Common Stock at the Common Equivalent Rate and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends on such Series B Preferred Stock. The "Common Equivalent Rate" initially will be one share of Series A Common Stock for each share of Series B Preferred Stock, subject to adjustment in the event of certain stock dividends or distributions, subdivisions, splits, combinations, issuances of certain rights or warrants or distributions of certain assets with respect to the Series A Common Stock.

     In addition, immediately prior to the effectiveness of a merger, consolidation or similar extraordinary transaction involving the Company that results in the conversion or exchange of Series A Common Stock into, or results in the holders of Series A Common Stock having the right to receive, other securities or other property (a "Fundamental Transaction"), each outstanding share of Series B Preferred Stock will convert automatically into (i) Series A Common Stock at the Common Equivalent Rate and (ii) the right to receive (A) an amount in cash equal to the accrued and unpaid dividends on such Series B Preferred Stock to and including the Settlement Date plus (B) an amount in cash equal to the Dividend Premium (as defined below).

     At the option of the Company, it may deliver on the Settlement Date, in lieu of some or all of the cash consideration described in clause (ii) of the preceding paragraph, a number of shares of Series A Common Stock to be determined by dividing (i) the amount of cash consideration that the Company has elected to pay in Series A Common Stock by (ii) the Current Market Price (as defined below) as of the end of the second trading day immediately preceding the date on which the Company gives notice regarding the Fundamental Transaction to the holders of Series B Preferred Stock.

     The term "Dividend Premium" with respect to a share of Series B Preferred Stock shall mean an amount initially equal to $3.402. The amount constituting the Dividend Premium shall be reduced following the issuance of the Series B Preferred Stock by $.003127 per day on each day following March 23, 1995 to $.190571 on January 30, 1998 and thereafter will be equal to zero.

     The term "Current Market Price" on any date of determination means the average closing price of a share of Series A Common Stock on the NYSE for the five consecutive trading days ending on and including such date of determination; provided, however, that if the closing price of the Series A Common Stock on the NYSE on the trading day next following such five-day period (the "next-day closing price") is less than 95% of such average closing price, then the Current Market Price per share of Series A Common Stock on such date of determination will be the next-day closing price; and provided further that, with respect to any redemption or conversion of the Series B Preferred Stock, if any event that results in an adjustment of the Common Equivalent Rate occurs during the period beginning on the first day of such five-day period and ending on the applicable redemption or conversion date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect the occurrence of such event.

     The holders of Series B Preferred Stock do not have the right to require conversion of the Series B Preferred Stock.

     Optional Redemption of Series B Preferred Stock

     At any time or from time to time prior to the Mandatory Conversion Date, the Company shall have the right to call, in whole or in part, the outstanding shares of Series B Preferred Stock for redemption. Upon any such redemption, each holder of Series B Preferred Stock will receive in exchange for each share of Series B Preferred Stock so called (i) a number of shares of Series A Common Stock determined by dividing (A) the Call Price (as described below) then in effect by (B) the Current Market Price as of the end of the second trading day immediately preceding the date on which the Company gives notice regarding the redemption to the holders of the Series B Preferred Stock and (ii) an amount in cash equal to accrued and unpaid dividends on such Series B Preferred Stock to and including the date of redemption (the "Redemption Date"). Notice of a redemption must be given to the holders of Series B Preferred Stock at least 30 but not more than 60 days prior to the Redemption Date.

     The Call Price was $31.92885 on March 23, 1995 and declines at a rate of $.003127 on each day thereafter to $28.717421 on January 30, 1998 and thereafter will equal $28.52685. The Call Price in effect at any time is equal to the sum of (i) 135% of the Series B Price plus (ii) the Dividend Premium then in effect.

     Market for Series A and Series B Preferred Stock

     The Series A Preferred Stock is not traded on an exchange. The Series B Preferred Stock is, however, traded on the NYSE.

BUSINESS COMBINATIONS

     The Restated Certificate of Incorporation requires, subject to certain exceptions summarized below, that any Business Combination (as defined below), be approved by (i) an affirmative vote of the holders of not less than 80% of all outstanding shares of capital stock entitled to vote generally in the election of directors of the Company (the "80% Voting Requirement") and (ii) the affirmative vote of the holders of a majority of the Disinterested Shares (as defined below). Business Combinations include generally the following: (i) mergers or reorganizations of the Company or its subsidiaries with or into a Related Person (as defined below) or of a Related Person with or into the Company or a subsidiary; (ii) reorganizations that would have the effect of increasing the voting power of a Related Person; (iii) certain acquisitions by the Company or a subsidiary of securities issued by or assets of a Related Person; and (iv) liquidations, sales or transfers to a Related Person of assets of the Company or one or more subsidiaries constituting a substantial part of the Company.

     A Business Combination does not need to satisfy the foregoing approval requirements if the Business Combination has been approved by a majority of the Directors who are unaffiliated with the Related Person and who were members of the Board of Directors of the Company before the Company was incorporated in the State of Delaware, or who became a member of the Board before the Related Person became a Related Person. Business Combinations in which the shareholders of the Company are to receive cash, securities or other property in exchange for their shares of capital stock do not need to satisfy the 80% Voting Requirement if (i) the value of the consideration meets certain thresholds of fairness, as specified in the Restated Certificate of Incorporation, and (ii) the Business Combination is approved by the affirmative vote of the holders of a majority of the Disinterested Shares.

     As used in the Restated Certificate of Incorporation, a Related Person is a person or entity, or an affiliate or associate (as defined in Rule 12b-2 under the Exchange Act) of such person or entity, that beneficially owns, in the aggregate, five percent or more of the outstanding voting interests of the Company; provided, however, the term Related Person does not include (i) any person or entity that beneficially owned five percent or more of the common stock of the Company on the date upon which the Company was incorporated in the State of Delaware, or (ii) any employee benefit plan established to provide benefits for employees of the Company or its subsidiaries, any trust plan thereto, or any trustee or fiduciary when acting in such capacity with respect to any such plan or trust. The term Disinterested Shares means, as to any Related Person, shares of voting stock held by stockholders other than such Related Person.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants") and Warrants to purchase Common Stock or Preferred Stock ("Stock Warrants"). Warrants may be issued independently of or together with any other Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a Warrant Agent ("Warrant Agent") the form of which will be filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Warrant Agent will act solely as an agent of the Company in connection with the Warrant of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of any Debt Warrants, including the following: (i) the title of such Debt Warrants; (ii) the offering price for such Debt Warrants, if any; (iii) the aggregate number of such Debt Warrants; (iv) the designation and terms of the Debt Securities purchasable upon exercise of such Debt Warrants; (v) if applicable, the designation and terms of the Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Security; (vi) if applicable, the date from and after which such Debt Warrants and any Securities issued therewith will be separately transferable; (vii) the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise;
(viii) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (ix) if applicable, the minimum or maximum amount of such Debt Warrants that may be exercised at any one time;
(x) whether the Debt Warrants represented by the Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form; (xi) information with respect to book-entry procedures, if any; (xii) the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable; (xiii) if applicable, a discussion of certain United States federal income tax considerations; (xiv) the antidilution provisions of such Debt Warrants, if any;
(xv) the redemption or call provisions, if any, applicable to such Debt Warrants; and (xvi) any additional terms of the Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

STOCK WARRANTS

     The applicable Prospectus Supplement will describe the terms of any Stock Warrants, including the following: (i) the title of such Stock Warrants; (ii) the offering price of such Stock Warrants, if any; (iii) the aggregate number of such Stock Warrants; (iv) the designation and terms of the Common Stock or Preferred Stock purchasable upon exercise of such Stock Warrants; (v) if applicable, the designation and terms of the Securities with which such Stock Warrants are issued and the number of such Stock Warrants issued with each such Security; (vi) if applicable, the date from and after which such Stock Warrants and any Securities issued therewith will be separately transferable; (vii) the number of shares of Common Stock or Preferred Stock purchasable upon exercise of a Stock Warrant and the price at which such shares may be purchased upon exercise; (viii) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire; (ix) if applicable, the minimum or maximum amount of such Stock Warrants that may be exercised at any one time; (x) the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable; (xi) if applicable, a discussion of certain United States federal income tax considerations; (xii) the antidilution provisions of such Stock warrants, if any;

(xiii) the redemption or call provisions, if any, applicable to such Stock Warrants; and (xiv) any additional terms of such Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Stock Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. The Company may sell Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its outstanding debt securities or other securities. The Company also may, from time to time, authorize dealers, acting as Company agents, to offer and sell the Securities upon such terms and conditions as may be set forth in the Prospectus Supplement. In connection with the sale of the Securities, underwriters may receive compensation from the Company in the form of underwriting discounts, concessions or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities.

     Certain of the underwriters, dealers and agents and their associates may engage in transactions with, and perform services for, the Company in the ordinary course of business.

     The Debt Securities, Preferred Stock, Series B Common Stock and Warrants will be new issues of securities with no established trading market. Any underwriters or agents to or through which Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any Debt Securities, Preferred Stock, Series B Common Stock or Warrants.

                             CERTAIN LEGAL MATTERS

     Gibson, Dunn & Crutcher has rendered an opinion (filed as an exhibit to the Registration Statement of which this Prospectus is a part) with respect to the validity of the Securities covered by this Prospectus. Certain legal matters in connection with offerings made by this Prospectus may be passed on for any underwriters, agents or dealers by counsel named in the Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements of The Times Mirror Company appearing in The Times Mirror Company's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                                  TIMES MIRROR